PENN NATIONAL
GAMING, INC.

PE
12-31-03

04027201

RECD S.E.C.
APR 2 2 2004
1086

2003 ANNUAL REPORT

PROCESSED
APR 23 2004
THOMSON
FINANCIAL



Penn National Gaming is celebrating our tenth year as a publicly traded company on the NASDAQ Stock Exchange. Trading as PENN, we are a leading owner and operator of casinos, racetracks and off-track wagering facilities.



In our thirty-second year of existence, Penn National boasts twenty-three sites and facilities in eight states and provinces.





Boomtown Biloxi



Bullwhackers

The Year in Review

2003 was another year of significant growth for Penn National Gaming as we extended the momentum of previous years. We credit our long-term track record of growth to our expertise in property management and the dedication of our employees, both of which contribute to gains in market share, improved financial operating margins and, most importantly, customer satisfaction.

The past three years have been a period of exceptional growth for us and we expect to pursue additional acquisition and development opportunities in the future provided they adhere to the company's criteria, objectives and vision. In 2003, we finalized the acquisition of Hollywood Casino Corporation, the company's largest to date, which brought to Penn National three gaming properties located in Aurora, Illinois, Shreveport, Louisiana and Tunica, Mississippi.

Dear Shareholders:

This May Penn National Gaming will complete its 10th year as a public company. In 1994, our first year as a public company, we posted revenues of approximately $46 million and our total market capitalization was less than $50 million. At that time, we thanked our new shareholders for the trust they had placed in management and made a commitment to our shareholders to pursue a path of growth that we believed would benefit their investment in Penn National. Over the last decade, we have successfully made the transition from a small rural Pennsylvania racetrack operator to our position as the sixth largest public gaming company in the United States, as ranked by revenue.

In 2003, we reported revenues of over $1 billion and our equity market capitalization as of the writing of this letter exceeds $1.1 billion. We are immensely proud of these achievements and the fact that an investment in Penn National at the time of our initial public offering has to date risen nearly 17-fold, clearly outpacing the performance of the major stock market indexes over the same period. During this time, we have adhered to a strict set of guiding principles and management strategies which include prudent investment and expansion in existing markets, growth through acquisition and appointing managers at our facilities who can improve market share and financial performance through customer loyalty and employee satisfaction. On this, our tenth anniversary year as a public company, I pledge our continued focus on those actions and opportunities which can continue delivering enhanced value to our shareholders for the next decade and thank the excellent management, operating teams and Penn National employees who have contributed to our ascent and recognition for the third consecutive year by Fortune magazine as one of the nation's 100 fastest growing companies.

In 2003, we again nearly doubled our size with the acquisition of Hollywood Casinos which brought us three established, well-maintained properties in Illinois, Mississippi and Louisiana. Despite an unfavorable, and almost universally unexpected, tax increase in Illinois shortly after concluding the Hollywood transaction, we were able to produce very significant improvements in virtually every measurable index of performance. Additionally, in each quarter of 2003, all Penn National casino properties that were owned for more than a year posted financial gains as



On this, our tenth anniversary year as a public company, I pledge our continued focus on those actions and opportunities which can continue delivering enhanced value to our shareholders for the next decade and thank the excellent management, operating teams and Penn National employees who have contributed to our ascent and recognition for the third consecutive year by Fortune magazine as one of the nation's 100 fastest growing companies.

our operating teams built on their successes of 2002. Our company is justifiably recognized today as one of the outstanding mid-size gaming companies in America.

Perhaps the most significant 2003 achievement was again demonstrating our ability to integrate a large acquisition while maintaining the kind of property performance, in diverse regional markets, that investors have come to expect from Penn National. Our outstanding managers and carefully developed product and customer logics have allowed us to efficiently integrate acquired assets and transition toward a significantly larger operating base in a financially and operationally smooth manner. Credit for this achievement goes to our President, Kevin DeSanctis, Executive Vice President of Operations, Len DeAngelo, Chief Financial Officer, Bill Clifford and our entire corporate staff, for their work in crafting winning operational philosophies and strategies. And, where our customers interface with our properties, our General Managers and their respective teams deserve broad credit for successfully adopting our goals for growth and taking action on a daily basis that have improved our market share and operating margins.

Our 2003 financial results were exceptional, and I am proud to report that as of this writing we have completed our first quarter of 2004 and our operating momentum has extended into the new year, once again resulting in financial results well ahead of expectations.

Facilities

While most major capital expenditures have been concluded at our properties, we continue to regularly finance minor upgrades and expansions at all of our facilities. Notably, last summer a Charles Town expansion project was completed that included the addition of slots to complement an earlier expansion which encompassed a new garage facility, food court and our city-themed gaming area *Slot City*. The benefits of this investment and expansion were clearly and immediately evident as Charles Town continues to post record results as a result of its ability to provide an upscale entertainment experience to hundreds of thousands of patrons annually. In 2003, revenues from Charles Town Races rose about 30% while income from operations rose approximately 28%.

We recently reported that the West Virginia Lottery Commission authorized a 1,000 machine increase in the number of slot devices at Charles Town Races which, if implemented, would bring to 4,500 the number of slots at this location. We plan to add 300 of the newly authorized slot machines at Charles Town Races by the beginning of the fourth quarter of 2004 bringing the total slot machine installed base to 3,800 units. Beyond that we are undertaking another multi-million dollar expansion at Charles Town which will include 1,000 more covered parking spaces immediately adjacent to our facility and the capacity to house, at some point in the future, the additional 700 games recently authorized. Should Penn National reach the full 4,500 games now approved, Charles Town would rank as the 5th largest single slot site in the United States. Since our acquisition of Charles Town in 1997, we have invested over $200 million in new capital into the West Virginia market delivering regional economic benefits including more jobs as well as better racing and an attractive entertainment destination while also providing an excellent return on capital to our shareholders.

In other property news, we generated notable increases in revenues and operating income at our Bullwhackers property in Colorado following capital investments which included a total interior and exterior face lift. This property was acquired just two years ago, and while it is the smallest casino property in our portfolio, it again exemplifies the

Our shareholders can remain confident that Penn National is constantly evaluating the gaming universe to identify new opportunities including new markets, acquisitions, or enabling gaming legislation, that warrant our financial and personnel resources with the goal of delivering returns for our stockholders.

benefits of our structured investment and operating policies and serves as our own "gaming laboratory" where we can test and fine tune new marketing, staffing and game placement strategies. Bullwhackers' improved results also reflect the appointment at the property of a much stronger local operating team, and with similar appointments at Casino Rouge in Baton Rouge, Louisiana and at Boomtown Biloxi in Mississippi, we are making careful capital investments which we believe will generate the strong cash-on-cash returns which we expect from all of our investments. In the end, our customers determine whether our entertainment product, and in some cases hotel rooms and other amenities, merit the returns we seek. We succeed on this front by managing our business and incentivizing our local managers based on customer satisfaction, and we regularly conduct surveys to ensure that we are among the best at customer service in each market where we operate.

New Markets

Most of our shareholders are likely aware of our ongoing pursuit of legislation permitting the placement of slot machines at our Pennsylvania racetracks. While our diversification efforts and investments outside of Pennsylvania have enabled us to grow and thrive in our first ten years as a public entity, our Pennsylvania racing operations continue to be impacted by the availability of gaming in neighboring states and the preponderance of entertainment options available today that were not in existence ten years ago. Despite Penn National's continued investment in Pennsylvania, the returns on those investments have declined by nearly 50% over the last five years. The entire Pennsylvania racing industry is struggling for survival and only slot machines at the racetracks can stem this ebbing tide. Despite the hope expressed in last year's annual report, we are still without authorizing legislation. The situation is all the more unusual because both the Pennsylvania Senate and the Pennsylvania House have provided majority votes for slot machines. Additionally, Governor Rendell has strongly supported this issue and has publicly requested a bill that he can sign. In addition to the support of the Governor, the House and the Senate, repeated polling indicates that 70% of Pennsylvanians support slots in the Commonwealth. Unfortunately, a handful of legislators have thus far been successful in thwarting progress in allowing the bill to move forward. We nevertheless remain hopeful that the will of the people and the best interests of the Commonwealth of Pennsylvania and our industry, which is among the state's largest employers, will ultimately prevail.

In Maine we recently purchased Bangor Historic Track, Inc., the company that operates harness racing at the city-owned track at Bass Park in Bangor, Maine, and have been awarded a harness racing license. Maine and local voters have approved legislation allowing slot machines at the Bangor facility. As of the writing of this letter, the governor and the legislature are working on additional legislation that may affect the scope and feasibility of this project. At the moment, however, we remain optimistic about the prospects for this project.

It is important, with our geographically diverse and growing asset base, to acknowledge the flexibility required in dealing with state and local legislation. Penn National has strengthened its resources in these areas with the appointment in 2003 of Eric Schippers as Vice President, Public Affairs who serves as a liaison with the media, state and local officials, senior management and other parties to analyze local issues and work with local constituents and the media to advance our strategies.

The Future

We intend to build upon our success and our strategies that have generated such strong results in our first ten years as a public company. As such, our shareholders can remain confident that Penn National is constantly evaluating the gaming universe to identify new opportunities including new markets, acquisitions, or enabling gaming legislation, that warrant our financial and personnel resources with the goal of delivering returns for our stockholders. At the same time, our corporate staff is constantly focused on training, quality, products and customer service to ensure that the assets that we own today will continue to provide the results we expect in the future.

In our organization, success breeds enthusiasm and these last ten years have generated enormous employee enthusiasm from those who have been with Penn National Gaming from when we were solely a racetrack operator. I can assure our shareholders that all the members of the corporate staff as well as our local employees bring the same level of enthusiasm, determination and commitment to building a great company today as we did when I was one of a handful of employees in our corporate offices following our 1994 IPO. It is our goal and vision to deliver success to our company and its shareholders in the next ten years comparable to, or ahead of, that of the last ten years. With the many exciting developments on the drawing board and a portfolio of well-managed properties, we look forward to reporting to you on our future progress.



Peter M. Carlino
Chairman of the Board &
Chief Executive Officer

April 4, 2004



Officers (l to r): Leonard M. DeAngelo, Executive Vice President, Operations; Jordan B. Savitch, Esq., Sr. Vice President and General Counsel; John Finamore, Sr. Vice President, Regional Operations; Steven T. Snyder, Sr. Vice President, Corporate Development; William J. Clifford, Sr. Vice President, Finance and Chief Financial Officer; Robert S. Ippolito, Vice President, Secretary and Treasurer; Kevin DeSanctis, President and Chief Operating Officer



Consolidated Financial Highlights


NET REVENUES (IN MILLIONS)
2000
2001
2002
2003
$0 $25 $50 $75 $100 $125 $150 $175 $200 $225 $250 $275 $300 $325 $350 $375 $400 $425 $450 $475 $500 $525 $550 $575 $600 $625 $650 $675 $700 $725 $750 $775 $800 $825 $850 $875 $900 $925 $950 $975 $1000 $1025 $1050 $1075 $1100 $1125 $1150 $1175 $1200 $1225


INCOME FROM OPERATIONS (IN MILLIONS)
2000
2001
2002
2003
$0 $5 $10 $15 $20 $25 $30 $35 $40 $45 $50 $55 $60 $65 $70 $75 $80 $85 $90 $95 $100 $105 $110 $115 $120 $125 $130 $135 $140 $145 $150 $155 $160 $165 $170 $175 $180 $185 $190 $195 $200 $205 $210 $215 $220 $225 $230 $235 $240 $245


DILUTED EARNINGS PER SHARE
2000
2001
2002
2003
$.00 $.05 $.10 $.15 $.20 $.25 $.30 $.35 $.40 $.45 $.50 $.55 $.60 $.65 $.70 $.75 $.80 $.85 $.90 $.95 $1.00 $1.05 $1.10 $1.15 $1.20 $1.25 $1.30 $1.35 $1.40 $1.45 $1.50 $1.55 $1.60

YEAR ENDED DECEMBER 31,	2000	2001	2002	2003
(In thousands, except per share data)				
Income statement data				
Net revenues	$291,801	$517,137	$655,961	$1,162,995
Income from operations	45,159	76,891	102,175	183,183
Income before income taxes	17,574	36,366	49,794	83,163
Net income	11,992	23,758	30,863	51,471
Per share data				
Basic				
Net income	$ .40	$ .78	$ .82	$1.30
Diluted				
Net income	$ .39	$ .75	$ .79	$1.27
Weighted shares outstanding				
Basic	29,936	30,653	37,775	39,473
Diluted	30,886	31,837	39,094	40,612
Balance data sheet				
Cash	$ 23,287	$ 38,378	$ 55,121	$ 106,969
Total assets	439,900	679,377	765,480	1,609,599
Total debt	309,299	458,909	375,018	1,109,468
Shareholders' equity	79,221	103,265	247,000	309,878



Hollywood – Shreveport

THERE ARE MORE THAN 16,335 COIN AND VIDEO SLOT MACHINES IN PENN NATIONAL'S WESTERN AND HOLLYWOOD-THEMED CASINOS.



Our Casinos

Slots are recognized by the gaming industry as a consistently profitable segment of the business – and that holds true for Penn National Gaming as we operate over 16,000 gaming machines at our various properties. We were able to increase our significant base of slots in 2003 with the acquisition of the three Hollywood Casino properties and the addition of more gaming space at Charles Town Races. There are plans for additional expansion at Charles Town Races for 2004 as well.

With nine of our properties offering our customers a variety of appealing slot options – from reels, to progressive and video slots to video poker, blackjack and keno – slots continue to be a consistent crowd pleaser in our casinos.



Charles Town Races

Charles Town Races


EASY STREET
40,000 Credits



Hollywood – Aurora



Guests at Penn National's casinos can enjoy games LIKE
ROULETTE, BLACKJACK AND
CRAPS ON 718 GAMING TABLES.

ouge





Casino Magic



Hollywood – Tunica

Our Casinos

Collectively, the Company's slot and gaming table revenues account for nearly 90% of our total revenue. In addition to the Hollywood properties and Charles Town Races, we are pleased with the overall performance of our other casinos: Casino Magic - Bay St. Louis and Boomtown Biloxi in Mississippi; Casino Rouge, Baton Rouge, Louisiana; Bullwhackers, Black Hawk, Colorado; and our management contract at Casino Rama, Orillia, Ontario.

In our casinos, nothing beats the excitement, intensity or intrigue of a game of blackjack, roulette, mini-baccarat or craps. Patrons can expect those games and more at Penn National properties that feature the most popular table games. Poker connoisseurs will relish the opportunities to play many styles of poker as well.

Our properties are highly maintained and will provide high-quality, high-level entertainment for our customers in 2004 and beyond.



Casino Magic

Casino Rama



PENN NATIONAL'S SITES HOST MORE THAN 40 RESTAURANTS AND LOUNGES, AN 18-HOLE GOLF COURSE AND MORE THAN 200 TOP-NAME ENTERTAINERS THROUGHOUT THE YEAR.

Casino Rama

Amenities & Entertainment

Our properties aren't just about gaming – we're committed to providing a complete entertainment experience to our visitors. We have bars and lounges that encourage people to kick back and relax and our many restaurants offer something to suit everyone's palate.

Four of our properties are resorts – featuring a casino and a hotel – Hollywood Shreveport, Hollywood Tunica, Casino Magic and Casino Rama. These facilities offer overnight accommodations, spa treatments and other luxury amenities. Casino Magic and Hollywood Tunica also house an RV park for our customers' convenience.

If golf is your game, Casino Magic boasts Mississippi's only Arnold Palmer championship-caliber golf course.

And our facilities feature nationally renowned entertainers and celebrities like Reba McEntire, Natalie Cole, Tom Jones, Tony Bennett, Aretha Franklin and Bill Cosby.


As owners of three racetracks and eleven off-track wagering facilities, Penn National simulcasts races from 40 other venues around the world.







Pari-mutuel Facilities

We own two thoroughbred racetracks and one harness racetrack – Penn National Race Course, Charles Town Races and Pocono Downs, respectively. We also operate 11 off-track wagering facilities in Pennsylvania and are part of the joint venture that owns Freehold Raceway in Freehold, New Jersey.

Pari-mutuel revenue from these facilities comes from wagering on our live races, wagering on import simulcasting at the racetracks and OTWs, wagering by telephone account and fees earned from wagering on our export simulcasting product.

These holdings in both Pennsylvania and New Jersey lay an important foundation for expanded gaming ventures should the respective state governments enact legislation that would allow for the addition of slot facilities. Our company is positioned to act if those opportunities develop.

Financial Table of Contents

Selected Consolidated Financial Data

The following selected consolidated financial and operating data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our consolidated financial statements that have been audited by BDO Seidman, LLP, independent certified public accountants. The selected consolidated financial and operating data should be read in conjunction with our consolidated financial statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein.

YEAR ENDED DECEMBER 31,	1999	2000(1)	2001(2)	2002(3)	2003(6)
(In thousands, except per share data)					
Income statement data:(4)					
Net Revenues	$170,360	$291,801	$517,137	$655,961	$1,162,995
Total operating expenses	152,695	246,642	440,246	553,786	979,812
Income from operations	17,665	45,159	76,891	102,175	183,183
Other income (expenses), net	(7,155)	(27,645)	(40,525)	(52,381)	(100,020)
Income before income taxes	10,510	17,514	36,366	49,794	83,163
Taxes on income	3,777	5,522	12,608	18,931	31,692
Net income	$ 6,733	$ 11,992	$ 23,758	$ 30,863	$ 51,471
Per share data:(5)					
Basic net income per share	$0.23	$0.40	$0.78	$0.82	$1.30
Diluted net income per share	$0.22	$0.39	$0.75	$0.79	$1.27
Weighted shares outstanding – basic	29,674	29,936	30,653	37,775	39,473
Weighted shares outstanding – diluted	30,392	30,886	31,837	39,094	40,612
Other data:					
Net cash provided by operating activities	$ 22,461	$ 41,813	$ 85,833	$100,854	$ 154,942
Net cash used in investing activities	(29,756)	(229,770)	(216,335)	(102,433)	(320,953)
Net cash provided by financing activities	9,903	201,810	145,593	18,312	217,459
Depreciation and amortization	7,733	12,039	32,093	36,456	67,487
Interest expense	9,613	20,644	46,096	42,104	97,492
Capital expenditures	13,243	27,295	41,511	88,902	57,482
Balance sheet data:					
Cash and cash equivalent	$ 9,434	$ 23,287	$ 38,378	$ 55,121	$ 106,969
Total assets	189,712	439,900	679,377	765,480	1,609,599
Total debt	91,213	309,299	458,909	375,018	1,109,468
Shareholders' equity	66,272	79,221	103,265	247,000	309,878

(1) Reflects operations included since the August 8, 2000 acquisition of Casino Magic-Bay St. Louis casino and Boomtown Biloxi casino.

(2) Reflects operations included since the April 27, 2001 acquisition of all of the gaming assets of CRC Holdings, Inc. and the minority interest in Louisiana Casino Cruises, Inc.

(3) Reflects operations included since the April 25, 2002 acquisition of Bullwhackers.

(4) Certain prior year amounts have been reclassified to conform to the current year presentation.

(5) Per share data has been retroactively restated to reflect the increased number of common stock shares outstanding as a result of our June 25, 2002 stock split.

(6) Reflects the operations of the Hollywood Casino properties since the March 3, 2003 acquisition date.

Market for Registrant's Common Equity and Related Shareholder Matters

Range of Market Price

Our common stock is quoted on The Nasdaq National Market under the symbol "PENN." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on The Nasdaq National Market.

	HIGH	LOW
2002		
First Quarter	$19.05	$12.43
Second Quarter	20.89	14.81
Third Quarter	20.85	11.00
Fourth Quarter	22.25	14.61
2003		
First Quarter	$19.42	$14.69
Second Quarter	23.60	14.75
Third Quarter	23.46	19.53
Fourth Quarter	25.95	21.02

The closing sale price per share of common stock on The Nasdaq National Market on March 8, 2004, was $26.39. As of March 2, 2004, there were approximately 604 holders of record of common stock.

Dividend Policy

Since our initial public offering of common stock in May 1994, we have not paid any cash dividends on our common stock. We intend to retain all of our earnings to finance the development of our business, and thus, do not anticipate paying cash dividends on our common stock for the foreseeable future. Payment of any cash dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operations and capital requirements, our general financial condition and general business conditions. Moreover, our existing credit facility prohibits us from authorizing, declaring or paying any dividends until our commitments under the credit facility have been terminated and all amounts outstanding thereunder have been repaid. In addition, future-financing arrangements may prohibit the payment of dividends under certain conditions.

Forward Looking Statement

This Annual Report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from expectations. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from the our expectations. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, risks related to the following: the timing, cost and expected impact on our market share and results of operations of our planned capital expenditures; the activities of our competitors; the existence of attractive acquisition candidates and the costs and risks involved in the pursuit of those acquisitions; our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses; the passage of local, state or federal legislation that would expand, restrict, further tax or prevent gaming operations in the jurisdictions in which we operate; our dependence on key personnel; our expectations with regard to further acquisitions and the integration of any companies we have acquired or may acquire; the maintenance of agreements with the horsemen and pari-mutuel clerks; the impact of terrorism and other international hostilities and other factors as discussed in the our filings with the United States Securities and Exchange Commission. We do not intend to update publicly any forward-looking statements except as required by law.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Operations

We are a leading, diversified, multi-jurisdictional owner and operator of gaming properties, as well as horse racetracks and associated off-track wagering facilities, or OTWs. We own or operate nine gaming properties located in Colorado, Illinois, Louisiana, Mississippi, Ontario and West Virginia that are focused primarily on serving customers within driving distance of the properties. We also own two racetracks and eleven OTWs in Pennsylvania, one racetrack in West Virginia, and through a joint venture, own and operate a racetrack in New Jersey. We operate in two segments, gaming and pari-mutuel operations, and derive substantially all of our revenues from such operations. Since September 1997, when we started our gaming operations at Charles Town, our gaming revenues have increasingly accounted for a larger share of our total revenues. We believe that our portfolio of assets provides us with a diversified cash flow from operations.



We intend to continue to expand our gaming operations through the implementation of a disciplined capital expenditure program at our existing properties and the continued pursuit of strategic acquisitions of gaming properties particularly in attractive regional markets.

We have made significant acquisitions over the last three years and expect to continue to pursue additional acquisition and development opportunities in the future. On March 3, 2003, we completed our largest acquisition to date, the acquisition of Hollywood Casino Corporation. We acquired 100 percent of its outstanding common stock for approximately $397.9 million in cash, including acquisition costs of $50.8 million. The Hollywood Casino Corporation acquisition significantly increased our revenues and cash flow. With the acquisition of Hollywood Casino Corporation in the first quarter of 2003, our gaming revenue accounted for over 90.0% of our total revenue in 2003. Gaming revenues are derived primarily from gaming on slot machines and table games.

Pari-mutuel revenues are derived from wagering on our live races, wagering on import simulcasts at our racetracks and OTWs and through telephone account wagering, and fees from wagering on export simulcasting our races at out-of-state locations. Other revenues are derived from hotel, dining, retail, admissions, program sales, concessions and certain other ancillary activities.

Key performance indicators related to revenues are:

- Gaming revenue indicators – slot handle (volume indicator), table game drop (volume indicator) and "win" or "hold" percentages, which are not fully controllable by us. Our typical slot win percentage is in the range of 5% to 9% of slot handle and our typical table games win percentage is in the range of 15% to 21% of table game drop; and

- Pari-mutuel revenue indicators – pari-mutuel wagering commissions (volume indicator) earned on wagering on our live races, wagering on import simulcasts at our racetracks and OTWs and through telephone account wagering, and fees from wagering on export simulcasting our races at out-of-state locations.

Our properties generate significant operating cash flow since most of our revenue is cash-based from slot machines and pari-mutuel wagering. Our business is capital intensive and we rely on cash flow from our properties to generate operating cash to repay debt, fund maintenance capital expenditures, fund new capital projects at existing properties and provide excess cash for future development and acquisitions.

Results of Operations

The results of operations for the years ended December 31, 2001, 2002, and 2003 are summarized below (in thousands):

YEAR ENDED DECEMBER 31,	2001	2002	2003
Revenue:			
Gaming	$364,139	$490,240	$976,411
Racing	112,087	113,340	107,900
Management service fee	8,297	11,479	13,726
Other	57,193	68,615	139,282
Gross revenues	541,716	683,674	1,237,319
Less: Promotional allowances	(24,579)	(27,713)	(74,324)
Net Revenues	517,137	655,961	1,162,995
Operating expenses:			
Gaming	206,633	278,399	528,270
Racing	78,110	83,291	79,745
Food, beverage and other expenses	31,407	41,674	100,319
General and administrative	92,003	113,966	203,991
Depreciation and amortization	32,093	36,456	67,487
Total operating expenses	440,246	553,786	979,812
Income from operations	$ 76,891	$102,175	$183,183

The following are the most important factors and trends that contribute to our operating performance:

- The acquisitions of five casino properties and the Casino Rama management contract since January 1, 2001.
- The continued emphasis on slot revenue at our properties, which revenue is the consistently profitable segment of the gaming industry.
- The continued expansion and revenue gains at our Charles Town Entertainment Complex.
- The racing revenues continue to decline at each of our racing properties. However, our gaming revenues have increased and, as a result, our racing revenues represent a less significant percentage of our overall revenue.
- Recent economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes, as illustrated by our experience in Illinois in 2003.
- A number of states are currently considering legislation to legalize or expand gaming. Such legislation presents both potential opportunities to establish new properties (for instance in Pennsylvania and Maine) and potential competitive threats to business at our existing properties (such as Maryland). The timing and occurrence of these events remain uncertain. Legalized gaming from casinos located on Native American lands can also have a significant competitive effect.
- Financing in a favorable interest environment and under an improved credit profile facilitates our growth.

The results of operations by property level for the years ended December 31, 2001, 2002, and 2003 are summarized below (in thousands):

	REVENUES(1)			INCOME FROM OPERATIONS		
	2001	2002	2003	2001	2002	2003
Charles Town Entertainment Complex	$193,624	$253,539	$ 329,150	$40,830	$ 56,891	$ 72,929
Hollywood Casino Aurora(4)	–	–	201,938	–	–	54,547
Casino Rouge(2)	61,980	105,034	106,940	10,729	21,608	23,650
Casino Magic-Bay St. Louis	86,146	95,756	106,315	11,190	10,333	12,333
Hollywood Casino Tunica(4)	–	–	96,648	–	–	11,041
Boomtown Biloxi	69,761	73,225	72,644	8,433	9,264	9,766
Hollywood Casino Shreveport(4)	–	–	113,925	–	–	2,933
Bullwhackers(3)	–	16,815	26,431	–	948	1,626
Casino Rama Management Contract(2)	8,297	11,479	13,726	7,662	10,608	12,343
Pennsylvania Racing Operations	98,713	101,855	96,894	10,400	9,528	8,233
Corporate eliminations(5)	(1,384)	(1,742)	(1,616)	–	–	–
Corporate overhead	–	–	–	(12,353)	(17,005)	(26,218)
Total	$517,137	$655,961	$1,162,995	$76,891	$102,175	$183,183

(1) Net revenues are net of promotional allowances.

(2) Reflects results since the April 27, 2001 acquisition.

(3) Reflects results since the April 25, 2002 acquisition.

(4) Reflects results since the March 3, 2003 acquisition.

(5) Primarily reflects intracompany transactions related to import/export simulcasting.

Revenues

Revenues increased in 2003 by $507.0 million, or 77.3%, to $1,163.0 million from $656.0 million in 2002. The three new Hollywood Casino properties contributed $412.5 million of the increase. From the properties we owned prior to the acquisition of the Hollywood Casino properties, revenues increased by $94.5 million, or 14.4%. The Charles Town Entertainment Complex had another record year as revenues increased by $75.6 million due to the opening of an additional 38,000 square feet of gaming space with 700 new slot machines in July and a full year of results from the 2002 expansion. At Casino Magic-Bay St. Louis revenues increased by $10.6 million due to the impact of a full year of operations of the 291-room Bay Tower Hotel and Conference Center that opened in May of 2002.

Revenues for the year ended December 31, 2002 increased by $138.9 million, or 26.9%, to $656.0 million in 2002 from $517.1 million in 2001. Revenues from the CRC Holdings, Inc. (Casino Rouge and Casino Rama management contract), or CRC, and Bullwhackers properties acquisitions generated $63.1 million. Revenues increased at the Charles Town Entertainment Complex by $59.9 million, or 30.9%, to $253.5 million in 2002 from $193.6 million in 2001 as a result of the addition of gaming space, the building of a parking facility, an increase in the number of gaming machines in 2002 and a higher percentage in 2002 of coin-out machines compared to video voucher machines. Revenues increased at Casino Magic-Bay St. Louis and Boomtown Biloxi by $13.1 million, or 8.4%, to $169.0 million in 2002 from $155.9 million in 2001, as a result of the new hotel and increased marketing efforts.

Income from operations

Operating income increased by $81.0 million, or 79.3%, to $183.2 million in 2003 from $102.2 million in 2002. The three new Hollywood Casino properties contributed $68.5 million. Operating income from Charles Town increased in 2003 by $16.0 million. In 2003, we made new capital expenditures of $23.9 million to expand and add new additional gaming machines at Charles Town which resulted in an increase in our depreciation and amortization expense of $6.5 million.

Corporate overhead expenses increased by $9.2 million in 2003, primarily due to additional CRC acquisition cost, lobbying and site development expenses in connection with

Pennsylvania slot legislation, Scarborough referendum expenses, and legal fees. Other corporate expenses also increased as a result of the Hollywood Casino acquisition in March of 2003. However, our corporate overhead as a percentage of our net revenues decreased.

Operating income for the year ended December 31, 2002 increased by $25.3 million, or 32.9%, to $102.2 million in 2002 from $76.9 million in 2001. Operating income from the CRC and Bullwhackers acquisitions generated $14.8 million. Operating income at Charles Town increased in 2002 by $16.1 million.

Corporate overhead increased by $4.6 million, or 37.1%, to $17.0 million in 2002 from $12.4 million in 2001 primarily due to additional corporate staff and office space needed to support the recent acquisitions.

Depreciation and amortization

Depreciation and amortization expense increased by $31.0 million, or 84.9%, to $67.5 million in 2003 from $36.5 million in 2002. The addition of the Hollywood Casino properties increased depreciation and amortization expense by $22.2 million. The remaining increase of $8.8 million was primarily a result of the expansion at Charles Town for additional gaming space and the parking structure, the new hotel at Casino Magic-Bay St. Louis and the purchase of new slot machines at many of our properties.

For the year ended December 31, 2002 there was no significant change in depreciation and amortization compared to the year ended December 31, 2001.

Other income (expense) summary (in thousands):

YEAR ENDED DECEMBER 31,	2001	2002	2003
Other income (expense):			
Interest expense	$(46,096)	$(42,104)	$ (97,492)
Interest income	3,040	1,553	1,770
Earnings from joint venture	2,531	1,965	1,825
Other	–	(52)	(4,286)
Loss on change in fair values of interest rate swaps	–	(5,819)	(527)
Loss on early extinguishment of debt	–	(7,924)	(1,310)
Total other expense	$(40,525)	$(52,381)	$(100,020)

Interest expense

Interest expense increased by $55.4 million in 2003 as a result of borrowing an additional $700 million for the acquisition of Hollywood Casino Corporation and the interest expense associated with the Hollywood Casino Shreveport notes. During the year we restructured our debt by reducing the principal amount due on the credit facility by $100 million, negotiating a reduction in the interest rate applicable to loans under the credit facility and replacing approximately $200 million in term loans under the credit facility with new 6⅞% senior subordinated notes. Subject to the availability of attractive acquisition or project opportunities, we expect to continue to accelerate our principal payments as free cash flow allows.

Interest expense decreased by $4.0 million in 2002 as a result of reducing and restructuring our debt. By using the proceeds of our February 2002 equity offering and the $175 million 8⅞% senior subordinated note offering, we were able to reduce our outstanding debt by approximately $84 million.

Other non-recurring expense

In 2003, we incurred other expenses of $4.3 million. These expenses included costs for debt negotiations incurred at Hollywood Casino Shreveport, the write-off of an option on a greyhound race track and costs incurred for due diligence in the Wembley plc potential acquisition.

During the year ended 2002, we incurred a $5.8 million pre-tax charge to earnings as a result of the change in fair value of our interest rate swaps. The financial institutions that provided our $350 million senior credit facility required the interest rate swap agreements for the variable rate term loans. The term loans were repaid in March 2002 from the proceeds of our equity and senior subordinated note offerings. Generally accepted accounting principles require the change in fair value of the swaps be recognized in our financial statements as if they were settled at the end of each reporting period until the agreements expire.

In 2002, as part of our debt restructuring, we charged operations for deferred financing costs of $5.9 million related to the prepayment of the variable rate term loans provided by our $350 million senior credit facility. In addition, we paid a prepayment penalty of $2.0 million.

Liquidity and Capital Resources

Historically, our primary sources of liquidity and capital resources have been cash flow from operations, borrowings from banks and proceeds from the issuance of debt and equity securities.

Net cash provided by operating activities was $154.9 million for the year ended December 31, 2003. This consisted of net income of $51.5 million, non-cash reconciling items of $112.9 million and net decreases in current liability accounts along with net decreases in current asset accounts of $9.5 million, net of assets and liabilities acquired in the Hollywood Casino Corporation acquisition.

Cash flows used in investing activities totaled $321.0 million for the year ended December 31, 2003. Expenditures for property, plant, and equipment totaled $57.5 million in 2003 and included $23.9 million at Charles Town for additional gaming space, $9.2 million in renovations and the land lease purchase at Bullwhackers and $23.6 million in maintenance capital expenditures including new slot machines. Net payments under interest rate swaps were $1.9 million. The aggregate cash purchase price for the Hollywood Casino Corporation acquisition, net of cash acquired, was $264.1 million.

Cash flows from financing activities provided net cash flow of $217.5 million for the year ended December 31, 2003. During the year we borrowed $700 million under a new credit facility to finance the purchase of Hollywood Casino Corporation and issued $200 million in 6⅞% senior notes. We also incurred $23.3 million in deferred financing costs for these two transactions. Principal payments on long-term debt included $101.6 million in payments under our credit facility, $360.0 million in payments for the Hollywood Casino Corporation senior notes that were refinanced by the credit facility and $200 million in payments that were refinanced with the 6⅞% senior notes. Net proceeds from the exercise of stock options totaled $2.3 million.

Outlook

Based on our current level of operations, and anticipated revenue growth, we believe that cash generated from operations and amounts available under our credit facility will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available under our credit facility or otherwise will be available to enable us to service our indebtedness, including the credit facility and the notes, to retire or redeem the notes when required or to make anticipated capital expenditures. In addition, if we consummate significant acquisitions in the future, our cash requirements may increase significantly. We may need to refinance all or a portion of our debt on or before maturity. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Capital Expenditures

The following table summarizes our capital expenditures, other than maintenance capital expenditures, by property for the fiscal year ended December 31, 2003 (in thousands):

PROPERTY	BUDGET	ACTUAL
Charles Town Entertainment Complex	$24,000	$23,865
Boomtown Biloxi	24,000	485
Bullwhackers Casino	10,000	9,160
Corporate	600	327
Totals	$58,600	$33,837

The Charles Town facility added 38,100 square feet of gaming space, which houses 746 additional slot machines, expanded the food court and provided space for an entertainment facility. The additional gaming space was opened to the public on July 1, 2003 and brought the total number of slot machines in operation at the facility to 3,500.

At Boomtown Biloxi, we signed an option to purchase approximately 4 acres of land adjacent to our Boomtown Biloxi property in January 2002. This purchase was completed in January 2004 at a cost of $3.7 million and will be part of our 2004 budget. We expect to use the land for additional parking and to develop the property in the event that we move the casino barge. The decision to move the casino barge is contingent upon the outcome of the lawsuit filed by our landlord that goes to trial in 2004. Moving the casino barge is estimated to cost approximately $20.0 million.

At Bullwhackers, we purchased the land lease for Bullwhackers Casino, refurbished the exterior facade and renovated the interior gaming areas. On April 24, 2003, we completed the purchase of the land lease for $6.1 million, including closing costs. The purchase will save approximately $1.0 million per



year in rent expense based on current operating performance. The property underwent interior renovations during most of the year. This project was completed in December, before the holiday season. The interior renovations consisted of paint, wallpaper, new trim work and carpet throughout the facility, requiring the closing of gaming areas and reducing the number of slot machines available for play while construction was going on.

During 2003, we began expanding our corporate offices to provide additional workstations and office space for our employees. The first part of this project was completed in the second quarter of 2003. Additional office space expansion is planned for 2004.

For 2003, we spent approximately $23.6 million for maintenance capital expenditures at our properties, including $13.5 million for new slot machines.

Cash generated from operations funded our capital expenditures and maintenance capital expenditures, in 2003.

The following table summarizes our planned capital expenditures, other than maintenance capital expenditures, by property for the fiscal year ending December 31, 2004 (in thousands):

PROPERTY	YEAR ENDING DECEMBER 31, 2004
Charles Town Entertainment Complex	$21,700
Boomtown Biloxi	5,460
Corporate	1,000
Totals	$28,160

The Charles Town Entertainment Complex has started the design work for Phase III of the facility expansion. Phase III includes the expansion of the parking garage by approximately 1,050 spaces, adding an additional 300 slot machines and related equipment and infrastructure improvements, including a loading dock, dry storage area, offices and a maintenance shop. The parking garage should be completed by the third quarter of 2004 and the new gaming area should be open by the fourth quarter of 2004.

Due to the ongoing litigation with our landlord at the Boomtown Biloxi property, we have elected not to budget for any additional project-related capital expenditures in 2004 other than the acquisition of the land. In the event that this dispute can be resolved, we may elect to revisit the decision.

In 2004, we expect to complete expanding our corporate offices to allow for additional workstations and office space for our employees.

For 2004, we expect to spend approximately $55.1 million for maintenance capital expenditures at our properties. Of this total, approximately $11.1 million will be spent on slot machines and ticket-in, ticket-out ("TITO") slot technology at our facilities in states where the new technology is approved.

We expect to use cash generated from operations and cash available under the revolver portion of our credit facility to fund our anticipated capital expenditure and maintenance capital expenditures in 2004.

Senior Secured Credit Facility

On March 3, 2003, we entered into an $800 million senior secured credit facility with a syndicate of lenders that replaced our $350 million credit facility.

The credit facility was initially comprised of a $100 million revolving credit facility maturing on September 1, 2007, a $100 million Term A facility loan maturing on September 1, 2007 and a $600 million Term B facility loan maturing on September 1, 2007. On March 3, 2003 we borrowed the entire Term A and Term B term loans to complete the purchase of Hollywood Casino Corporation and to call Hollywood Casino Corporation's $360 million senior secured notes.

On September 30, 2003, we made an optional prepayment of $27 million toward our $800 million senior secured credit facility. Based on our consolidated EBITDA (as defined in the credit agreement) for the 12 months ended September 30, 2003, the payment triggered a reduction of the interest rate margin on the Term A portion of the credit facility by 0.25% and a reduction of the interest rate margin on the Term B portion of the credit facility by 0.5%. The reductions of the interest rate margins became effective on October 23, 2003.

On December 3, 2003, we made a pre-payment of $10.5 million plus accrued interest to satisfy in full our Term Loan A Facility due March 2008. Additionally, we made a pre-payment of $195.1 million plus accrued interest against our Term Loan B Facility due March 2009, which had approximately $596.3 million outstanding at September 30, 2003. The pre-payments were funded with the net proceeds of the $200 million 6⅞% senior subordinated note offering and with cash from operations.

On December 5, 2003, the $800 million senior credit facility was amended and restated. The amended agreement reduced the total credit facility from $800 million to $500 million and converted the Term Loan B facility to a Term Loan D facility due September 2007. The Term Loan D facility will initially accrue interest at 250 basis points over LIBOR, representing a 100 basis point reduction from the original terms of the Term Loan B facility.

At December 31, 2003, we had an outstanding balance of $399.7 million on the Term Loan D facility and $91.8 million available to borrow under the revolving credit facility after giving effect to outstanding letters of credit of $8.2 million. The weighted average interest rate on the Term D facility is 3.63% at year-end excluding swaps and deferred finance fees.

11⅛% Senior Subordinated Notes due 2008

On March 12, 2001, we completed a private offering of $200 million of 11⅛% senior subordinated notes due 2008. The net proceeds of the 11⅛% notes were used, in part, to finance our acquisition of Casino Rouge and the management contract at Casino Rama, including the repayment of certain existing indebtedness at CRC. Interest on the 11⅛% notes is payable on March 1 and September 1 of each year. The 11⅛% notes mature on March 1, 2008. As of December 31, 2003, the entire principal amount of the 11⅛% notes is outstanding. The 11⅛% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of our current and future wholly-owned domestic subsidiaries.

8⅞% Senior Subordinated Notes due 2010

On February 28, 2002, we completed a public offering of $175 million of 8⅞% senior subordinated notes due 2010. Interest on the 8⅞% notes is payable on March 15 and September 15 of each year, beginning September 15, 2002. The 8⅞% notes mature on March 15, 2010. As of December 31, 2003, the entire principal amount of the 8⅞% notes is outstanding. We used the net proceeds from the offering to repay term loan indebtedness under our prior senior secured credit facility. The 8⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of our current and future wholly-owned domestic subsidiaries.

6⅞% Senior Subordinated Notes due 2011

On December 1, 2003, we completed an offering of $200 million of 6⅞% senior subordinated notes due 2011. Interest on the notes is payable on June 1 and December 1 of each year, beginning June 1, 2004. These notes mature on December 1, 2011. We used the net proceeds from the offering to repay term loan indebtedness under our current senior secured credit facility. The 6⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by all of certain current and future wholly-owned domestic subsidiaries.

Covenants

Our senior secured credit facility requires us, among other obligations, to maintain specified financial ratios and satisfy certain financial tests, including interest coverage and total leverage ratios. In addition, our senior secured credit facility restricts, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. The terms of our senior subordinated notes contain similar restrictions. At December 31, 2003, we were in compliance with all required financial covenants.

Commitments and Contingencies

Contractual Cash Obligations

As of December 31, 2003, there was no indebtedness outstanding under our revolving credit facility and there was approximately $91.8 million available for borrowing under the revolving credit portion of the credit facility. The following table presents our contractual cash obligations as of December 31, 2003 (in thousands):

		PAYMENTS DUE BY PERIOD			
	TOTAL	2004	2005-2006	2007-2008	2009 & AFTER
Senior secured credit facility(1)	$ 399,700	$ 3,997	$ 7,994	$387,709	$ –
11⅛% senior subordinated notes due 2008(2)					
Principal	200,000	–	–	200,000	–
Interest	100,125	22,250	44,500	33,375	–
8⅞% senior subordinated notes due 2010(3)					
Principal	175,000	–	–	–	175,000
Interest	100,953	15,531	31,063	31,062	23,297
6⅞% senior subordinated notes due 2011(4)					
Principal	200,000	–	–	–	200,000
Interest	109,885	13,635	27,500	27,500	41,250
13% Hollywood Casino Shreveport notes(5)					
Principal	189,000	189,000	–	–	–
Interest	24,808	24,808	–		
Purchase obligations	23,791	15,365	5,972	2,454	–
Construction commitments	5,000	5,000	–	–	–
Capital Leases	15,423	1,637	3,694	4,377	5,715
Operating Leases	20,990	4,464	5,403	3,215	7,908
Total	$1,564,675	$295,687	$126,126	$689,692	$453,170

(1) As of December 31, 2003 there was no indebtedness outstanding under the credit facility and there was approximately $91.8 million available for borrowing under the revolving credit portion of the credit facility.

(2) The $200.0 million aggregate principal amount of 11 1/8% notes matures on March 1, 2008. Interest payments of approximately $11.1 million are due on each March 1 and September 1 until March 1, 2008.

(3) The $175.0 million aggregate principal amount of 8 7/8% notes matures on March 15, 2010. Interest payments of approximately $7.8 million are due on each March 15 and September 15 until March 15, 2010.

(4) The $200.0 million aggregate principal amount of 6 7/8% notes matures on December 1, 2011. Interest payments of approximately $6.8 million are due on each June 1 and December 1 until December 1, 2011.

(5) The $150.0 million aggregate principal amount of 13% senior secured notes matures August 1, 2006 and the $39.0 million aggregate principal amount of 13% first mortgage notes matures August 1, 2006. Interest payments of approximately $12.3 million are due on the notes each August 1 and February 1 until August 1, 2006. The Hollywood Casino Shreveport notes are non-recourse to us and our subsidiaries (other than HCS, Shreveport Capital Corporation, HCS I, Inc., HCS II, Inc. and HWCC-Louisiana, Inc.). The Hollywood Casino Shreveport notes have been in default under the terms of their respective note indentures since May 2003, and accordingly are classified as current obligations at December 31, 2003.

Other Commercial Commitments

The following table presents our material commercial commitments as of December 31, 2003 for the following future periods:

	TOTAL AMOUNTS COMMITTED	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD			
		2004	2005-2006	2007-2008	2009 & AFTER
(In thousands)					
Revolving Credit Facility(1)	$ –	$ –	$ –	$ –	$ –
Letters of Credit(1)	8,166	8,166	–	–	–
Guarantees of New Jersey Joint Venture Obligations(2)	8,817	8,817	–	–	–
Total	$16,983	$16,983	$ –	$ –	$ –

(1) The available balance under the revolving portion of the $100.0 senior secured credit facility is diminished by outstanding letters of credit.

(2) In connection with our 50% ownership interest in Pennwood Racing, Inc., our joint venture in New Jersey, we have entered into a debt service maintenance agreement with Pennwood's lender to guarantee up to 50% of Pennwood's $17.6 million term loan. Our obligation as of December 31, 2003 under this guarantee is approximately $8.8 million.

Interest Rate Swap Agreements

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" below.

Hollywood Casino Shreveport Notes

Hollywood Casino Shreveport and Shreveport Capital Corporation are co-issuers of $150 million aggregate principal amount of 13% senior secured notes due 2006 and $39 million aggregate principal amount of 13% first mortgage notes due 2006, which we refer to in this document as the Hollywood Casino Shreveport notes. Hollywood Casino Shreveport is a general partnership that owns the casino operations. Shreveport Capital Corporation is a wholly-owned subsidiary of Hollywood Casino Shreveport formed solely for the purpose of being a co-issuer of the Hollywood Casino Shreveport notes.

The Hollywood Casino Shreveport notes are non-recourse to us and our subsidiaries (other than Hollywood Casino Shreveport, Shreveport Capital Corporation, HCS I, Inc., HCS II, Inc. and HWCC-Louisiana, Inc., which we refer to as the Shreveport entities) and are secured by substantially all of the assets of the casino, and the partnership interests held by HCS I, Inc. and HCS II, Inc. and the stock held by HWCC-Louisiana, Inc.

On February 3, 2004, our indirect subsidiary, HCS I, Inc., the managing general partner of Hollywood Casino Shreveport general partnership, or HCS, announced that its Board of Directors has initiated a process that it hopes will result in the sale or other disposition of the riverboat casino/hotel complex of HCS located in Shreveport, Louisiana. The announcement followed action by the Board authorizing HCS's financial advisor, Libra Securities LLC, to begin contacting potential acquirers. The Board also authorized the creation of an independent committee to oversee the sale process, consisting of the director who is not employed directly by us. The Board created the independent committee in case we seek to participate as a bidder in the sale process. The Board took action after consultation with an ad hoc committee of holders of the $150 million First Mortgage Notes due 2006 and the $39 million Senior Secured Notes due 2006, which we refer to as the Hollywood Casino Shreveport notes, issued by HCS and its subsidiary Shreveport Capital Corporation. Although no formal agreement has been reached with the ad hoc committee regarding the sale process, HCS anticipates that it will consult with the ad hoc committee throughout the process. There can be no assurance that the process will result in the sale or other disposition of the riverboat casino/hotel complex or that, if it does, the sale proceeds will be adequate to pay the Hollywood Casino Shreveport notes in full. HCS currently anticipates that any transaction would be effected through a federal bankruptcy proceeding. HCS did not make the August 1, 2003 and the February 1, 2004 interest payments, aggregating $24.6 million, due on the Hollywood Casino Shreveport notes. The Hollywood Casino Shreveport notes have been in default under the terms of their respective note indentures since May 2003, and accordingly are classified as current obligations at December 31, 2003.

Critical Accounting Estimates

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods and estimates used in the preparation of financial statements. We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the estimated lives assigned to our assets, asset impairment, insurance reserves, the purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from our estimates. The policies and estimates discussed below are considered by management to be those in which our policies, estimates and judgments have a significant impact on issues that are inherently uncertain.

Valuation of long-lived tangible and intangible assets, including goodwill

As a result of our recent acquisitions, intangible assets and goodwill increased significantly. Two issues arise with respect to these assets that require significant management estimates and judgment: (i) the valuation in connection with the initial purchase price allocation and (ii) the ongoing evaluation for impairment.

In connection with our acquisitions, a valuation was completed to determine the allocation of the purchase prices.

Upon completion of the valuation process, approximately \$589.9 million was allocated to goodwill and \$25.7 million to the management contract. The management contract is amortizable under Financial Accounting Standards Board, or FASB, Statement No. 142 "Goodwill and Other Intangible Assets," or SFAS 142. Because our goodwill is no longer amortized, there may be more volatility in reported income than under previous accounting standards because impairment losses, if any, are likely to occur irregularly in varying amounts. The purchase price allocation process requires management estimates and judgments as to the remaining useful lives of the assets purchased and present value computations for the management services contract. If growth rates, operating margins, or useful lives, among other assumptions, differ from the estimates and judgments used in the purchase price allocation, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill or require an acceleration in amortization expense of the management contract.

At December 31, 2003, we had a net property and equipment balance of \$740.5 million, representing 46.0% of total assets. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as our current operating strategy. Future events such as property expansions, new competition and new regulations, could result in a change in the manner in which we are using certain assets requiring changes in the estimated useful lives of such assets. In assessing the recoverability of the carrying value of property and equipment, we must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income.

Accounting for income taxes

We account for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes," or SFAS 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized.

The realizability of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

In addition, we operate within multiple taxing jurisdictions and are subject to audit in each jurisdiction. These audits can involve complex issues that may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all periods.

Litigation, claims and assessments

We utilize estimates for litigation, claims and assessments. These estimates are based on our knowledge and experience regarding current and past events, as well as assumptions about future events. If our assessment of such a matter should change, we may have to change the estimate, which may have an adverse effect on our results of operations. Actual results could differ from these estimates.

Accounting Pronouncements Issued or Adopted in 2003

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," or Interpretation No. 46, clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions of Interpretation No. 46 are applicable at the end of the annual reporting period ending after December 15, 2003. This interpretation did not have an effect on the consolidated financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," or SFAS 145. The rescission of FASB No. 4, "Reporting Gains and Losses from Extinguishment of Debt" applies to us. FASB No. 4 required that gains and losses from extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS 145 is effective for our fiscal year beginning January 1, 2003. We had losses on early extinguishment of debt, net of income taxes of $5.2 million for the year ended December 31, 2002. These losses reflect the write-off of deferred finance fees and pre-payment fees associated with bank debt that was repaid with the proceeds of new financing. Effective January 1, 2003, pursuant to SFAS 145, the losses on early extinguishment of debt are included in "Other (expense)" in our consolidated statements of income.

There are no accounting standards issued before December 31, 2003 but effective after December 31, 2003 which are expected to have a material impact on our financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

On December 20, 2000, we entered into an interest rate swap with a notional amount of $100 million and a termination date of December 22, 2003. Under this agreement, we pay a fixed rate of 5.835% against a variable interest rate based on the 90-day LIBOR rate. On August 3, 2001, we entered into an interest rate swap with a notional amount of $36 million with a termination date of June 30, 2004. Under this agreement, we pay a fixed rate of 4.8125% against a variable interest rate based on the 90-day LIBOR rate. At December 31, 2003, the 90-day LIBOR rate was 1.15%. We entered into these interest rates swap agreements due to the requirements of the then current senior secured credit facility and to reduce the impact of future variable interest payments related to such senior secured credit facility.

In 2001, we accounted for the effective interest rate swap agreements as cash flow hedges. The changes in the fair values of effective interest rate swaps were recorded as adjustments to accrued interest in the accompanying consolidated balance sheet with the offset recorded in accumulated other comprehensive loss, which as of December 31, 2001 amounted to $3.8 million, net of an income tax benefit of $2.0 million. The amount of ineffectiveness related to the cash flow hedges in 2001 and 2002 was immaterial. In March 2002, we repaid all of our then outstanding variable rate debt with the issuance of the 8⅞% Senior Subordinated Notes, fixed rate debt. The hedge designation was removed. Subsequent changes in the fair value of the interest rate swap contracts are recognized as adjustments to loss on change in fair values of interest rate swaps in the accompanying statements of income in the period in which they occur. Accordingly, we have recorded a non-cash pre-tax loss of $5.8 million, or $.09 per diluted share after tax, for the year ended December 31, 2002. Amounts previously recognized in other comprehensive income will be reclassified to income over the remaining term of the swap as we incur interest expense on the replacement debt. Over the next twelve months, approximately $125,000 will be reclassified to income. On March 3, 2003, we terminated our $36 million notional amount interest rate swap originally scheduled to expire in June 2004. We paid $1.9 million to terminate the swap agreement.

On March 27, 2003, we entered into interest rate swap agreements with a total notional amount of $375.0 million in accordance with the terms of the $800 million senior secured credit facility. There are three two-year swap contracts totaling $175 million with an effective date of March 27, 2003 and a termination date of March 27, 2005. Under these contracts, we pay a fixed rate of 1.92% and receive a variable rate based on the 90-day LIBOR rate. We also entered into three three-year swap contracts totaling $200 million with a termination date of March 27, 2006. We accounted for these effective interest rate swap agreements as cash flow hedges. The changes in the fair values of effective interest rate swaps were recorded as adjustments to accrued interest in the accompanying consolidated balance sheet with the offset recorded in accumulated other comprehensive loss. The amount of ineffectiveness related to the cash flow hedges in 2003, was immaterial. Under these contracts, we pay fixed rates of 2.48% to 2.49% against a variable rate based on the 90-day LIBOR rate. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap.

U.S. and Foreign Revenues

Our revenues from operations in the U.S. for 2001, 2002 and 2003 were approximately $508.8 million, $644.5 million and $1,149.3 million, respectively. Our revenues from operations in Canada for 2001, 2002 and 2003 were approximately $8.3 million, $11.5 million and $13.7 million, respectively. We currently do not derive revenue from any countries other than the U.S. and Canada and had no operations in Canada prior to 2001.

Penn National Gaming, Inc. and Subsidiaries Consolidated Balance Sheets

DECEMBER 31,	2002	2003
(In thousands, except per share data)		
Assets		
Current assets:		
Cash and cash equivalents	$ 55,121	$ 106,969
Receivables	19,418	28,304
Prepaid income taxes	6,415	7,593
Prepaid expenses and other current assets	9,080	29,592
Deferred income taxes	4,405	17,285
Total current assets	94,439	189,743
Net property and equipment, at cost	450,886	740,507
Other assets:		
Investment in and advances to unconsolidated affiliate	16,152	17,187
Excess of cost over fair market value of net assets acquired	160,506	603,470
Management contract (net of accumulated amortization of $4,206 and $6,719, respectively)	21,539	19,027
Deferred financing costs, net	10,463	28,214
Miscellaneous	11,495	11,451
Total other assets	220,155	679,349
	$765,480	$1,609,599
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 18	$ 124,979
Accounts payable	19,450	28,155
Accrued liabilities:		
Expenses	21,973	46,117
Interest	18,041	36,516
Salaries and wages	17,351	29,925
Gaming, pari-mutuel, property and other taxes	9,282	11,624
Other current liabilities	6,867	9,722
Total current liabilities	92,982	287,038
Long-term liabilities:		
Long-term debt, net of current maturities	375,000	984,489
Other liabilities	–	403
Deferred income taxes	50,498	27,791
Total long-term liabilities	425,498	1,012,683
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued	–	–
Common stock, $.01 par value; 200,000,000 shares authorized; shares issued 40,033,684 and 40,621,350, respectively	403	409
Treasury stock, at cost 849,400 shares	(2,379)	(2,379)
Additional paid-in capital	154,049	162,442
Retained earnings	96,584	148,055
Accumulated other comprehensive (loss) income	(1,657)	1,351
Total shareholders' equity	247,000	309,878
	$765,480	$1,609,599

See accompanying notes to consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Income

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands, except per share data)			
Revenues:			
Gaming	$364,139	$490,240	$ 976,411
Racing	112,087	113,340	107,900
Management service fee	8,297	11,479	13,726
Food, beverage and other revenue	57,193	68,615	139,282
Gross revenues	541,716	683,674	1,237,319
Less: Promotional allowances	(24,579)	(27,713)	(74,324)
Net revenues	517,137	655,961	1,162,995
Operating expenses:			
Gaming	206,633	278,399	528,270
Racing	78,110	83,291	79,745
Food, beverage and other expenses	31,407	41,674	100,319
General and administrative	92,003	113,966	203,991
Depreciation and amortization	32,093	36,456	67,487
Total operating expenses	440,246	553,786	979,812
Income from operations	76,891	102,175	183,183
Other income (expense):			
Interest expense	(46,096)	(42,104)	(97,492)
Interest income	3,040	1,553	1,770
Earnings from joint venture	2,531	1,965	1,825
Other	–	(52)	(4,286)
Loss on change in fair values of interest rate swaps	–	(5,819)	(527)
Loss on early extinguishment of debt	–	(7,924)	(1,310)
Total other expense	(40,525)	(52,381)	(100,020)
Income before income taxes	36,366	49,794	83,163
Taxes on income	12,608	18,931	31,692
Net income	$ 23,758	$ 30,863	$ 51,471
Per share data:			
Basic net income per share	$.78	$.82	$1.30
Diluted net income per share	$.75	$.79	$1.27
Weighted average shares outstanding:			
Basic	30,653	37,775	39,473
Diluted	31,837	39,094	40,612

See accompanying notes to consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)	COMMON STOCK SHARES	COMMON STOCK AMT	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TOTAL	COMPRE-HENSIVE INCOME
Balance, December 31, 2000	30,918,350	$155	$(2,379)	$ 39,482	$ 41,963	$ —	$ 79,221	$ —
Exercise of stock options including tax benefit of $1,196	948,500	5	—	4,123	—	—	4,128	—
Change in fair value of interest rate swap contracts, net of income tax benefit of $2,043	—	—	—	—	—	(3,794)	(3,794)	(3,794)
Foreign currency translation adjustment	—	—	—	—	—	(48)	(48)	(48)
Net income	—	—	—	—	23,758	—	23,758	23,758
Balance, December 31, 2001	31,866,850	160	(2,379)	43,605	65,721	(3,842)	103,265	$19,916
Exercise of stock options including tax benefit of $3,528	1,466,834	15	—	14,161	—	—	14,176	$ —
Issuance of common stock	6,700,000	68	—	96,009	—	—	96,077	—
Accelerated vesting of stock options	—	—	—	434	—	—	434	—
Change in fair value of interest rate swap contracts, net of income taxes of $495	—	—	—	—	—	918	918	918
Amortization of unrealized loss on interest rate swap contracts, net of income taxes of $676	—	—	—	—	—	1,257	1,257	—
Stock split	—	160	—	(160)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	10	10	10
Net income	—	—	—	—	30,863	—	30,863	30,863
Balance, December 31, 2002	40,033,684	403	(2,379)	154,049	96,584	(1,657)	247,000	$31,791
Exercise of stock options including tax benefit of $6,067	587,666	6	—	8,393	—	—	8,399	$ —
Change in fair value of interest rate swap contracts, net of income taxes of $669	—	—	—	—	—	1,091	1,091	1,091
Amortization of unrealized loss on interest rate swap contracts, net of income taxes of $810	—	—	—	—	—	1,517	1,517	—
Foreign currency translation adjustment	—	—	—	—	—	400	400	400
Net income	—	—	—	—	51,471	—	51,471	51,471
Balance, December 31, 2003	40,621,350	$409	$(2,379)	$162,442	$148,055	$1,351	$309,878	$52,962

See accompanying notes to consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands)			
Cash flows from operating activities:			
Net income	$23,758	$30,863	$ 51,471
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,093	36,456	67,487
Amortization of deferred financing costs charged to interest expense	2,444	2,036	4,247
Amortization of the unrealized loss on interest rate swap contracts charged to interest expense net of income tax benefit	–	1,257	1,517
Loss on sale of fixed assets	809	735	1,819
Earnings from joint venture	(2,531)	(1,965)	(1,825)
Loss relating to early extinguishment of debt	–	5,906	1,310
Deferred income taxes	6,959	10,454	31,764
Accelerated vesting of stock options	–	434	–
Tax benefit from stock options exercised	1,196	3,528	6,067
Loss on change in value of interest rate swap contracts	–	5,819	527
Decrease (increase), net of businesses acquired, in			
Receivables	2,226	1,160	94
Prepaid income taxes	1,905	(6,415)	(1,178)
Prepaid expenses and other current assets	(546)	(1,045)	(10,756)
Miscellaneous other assets	(1,149)	(1,813)	9,914
Increase (decrease), net of businesses acquired, in			
Accounts payable and accrued liabilities	15,414	8,176	5,647
Gaming, pari-mutuel, property and other taxes	2,456	3,689	(10,740)
Income taxes payable	180	(180)	–
Other current liabilities	619	1,759	(2,423)
Net cash provided by operating activities	85,833	100,854	154,942
Cash flows from investing activities:			
Expenditures for property and equipment	(41,511)	(88,902)	(57,482)
Net payments under interest rate swaps	–	(3,830)	(1,902)
Proceeds from sale of property and equipment	299	369	722
Distributions from joint venture	2,928	–	790
Acquisition of businesses, net of cash acquired	(182,658)	(9,570)	(264,081)
(Increase) decrease in cash in escrow	4,607	(500)	1,000
Net cash used in investing activities	(216,335)	(102,433)	(320,953)
Cash flows from financing activities:			
Proceeds from exercise of options	2,932	10,646	2,332
Proceeds from sale of common stock	–	96,077	–
Proceeds from issuance of long-term debt	211,000	173,752	900,000
Principal payments on long-term debt	(61,389)	(258,891)	(661,566)
Increase in deferred financing cost	(6,950)	(3,272)	(23,307)
Net cash provided by financing activities	145,593	18,312	217,459
Effect of exchange rate fluctuations on cash	–	10	400
Net increase in cash and cash equivalents	15,091	16,743	51,848
Cash and cash equivalents at beginning of year	23,287	38,378	55,121
Cash and cash equivalents at end of year	$38,378	$55,121	$106,969

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Business

Penn National Gaming, Inc. ("Penn") and subsidiaries (collectively, the "Company") is a diversified, multi-jurisdictional owner and operator of gaming and pari-mutuel properties. Penn is the successor to several businesses that have operated as Penn National Race Course since 1972. Penn was incorporated in Pennsylvania in 1982 as PNRC Corp. and adopted its current name in 1994. In 1997, the Company began its transition from a pari-mutuel company to a diversified gaming company with the acquisition of the Charles Town property and the introduction of video lottery terminals in West Virginia. From 2000 to 2002, the Company acquired five other gaming properties through its Mississippi (Casino Magic-Bay St. Louis and Boomtown Biloxi), CRC Holdings, Inc. (Casino Rouge and Casino Rama management contract), and Bullwhackers properties acquisitions. The transition continued with the acquisition of Hollywood Casino Corporation on March 3, 2003.

The consolidated financial statements include the accounts of Penn and its wholly-owned subsidiaries. The Company owns and operates, through its subsidiaries, eight gaming properties in Charles Town, West Virginia; Bay St. Louis, Biloxi and Tunica, Mississippi; Baton Rouge and Shreveport, Louisiana; Black Hawk, Colorado; and Aurora, Illinois. The Company also owns Penn National Race Course, a thoroughbred racetrack in Grantville, Pennsylvania, Pocono Downs, a harness racetrack in Wilkes-Barre, Pennsylvania and eleven off-track wagering ("OTW") facilities located throughout Pennsylvania. The Company has a 50% interest in Pennwood Racing, Inc., which owns and operates Freehold Raceway in New Jersey. In addition, the Company has a management contract and receives a management service fee for operating a gaming facility in Orillia, Ontario, Canada ("Casino Rama").

Principles of Consolidation

The consolidated financial statements include the accounts of Penn and its subsidiaries. Investment in and advances to an unconsolidated affiliate that is 50% owned is accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

The Company's policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy, or in short-term money market and tax-free bond funds which are exposed to minimal interest rate and credit risk. The Company has bank deposits and overnight repurchase agreements that exceed federally insured limits.

Concentration of credit risk, with respect to casino receivables, is limited through the Company's credit evaluation process. The Company issues markers to approved casino customers only following background checks and investigations of creditworthiness.

The Company's trade receivables consist principally of amounts due from other racetracks and their OTWs for the settlement of simulcast fees, amounts due from the West Virginia Lottery for gaming revenue settlements and $12.1 million due from Casino Rama for management service fees of $1.3 million and reimbursement of $10.8 million of expenses to be paid on behalf of Casino Rama as of December 31, 2003. The payable on behalf of Casino Rama is included in accrued salaries in the accompanying consolidated balance sheet at December 31, 2003.

Accounts are written off when management determines that an account is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is determined to reduce the Company's receivables to their carrying value, which approximates fair value. The allowance is estimated based on historical collection experience, specific review of individual customer accounts, and current economic and business conditions. Historically, the Company has not incurred any significant credit-related losses.

Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practical to estimate:

Cash and Cash Equivalents: The carrying amount approximates the fair value due to the short maturity of the cash equivalents.

Long-term Debt: The fair value of the Company's long-term debt approximates carrying value and is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Property, Equipment and Management Contract

Property and equipment are stated at cost. Maintenance and repairs that do not add materially to the value of the asset



nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

Depreciation of property and equipment and amortization of leasehold improvements are provided using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	25 to 40 years
Furniture, fixtures, and equipment	3 to 7 years
Transportation equipment	5 years
Leasehold Improvements	10 to 20 years

Amortization of the management contract for Casino Rama is computed by the straight-line method through July 2011, the expiration date of the agreement.

The Company reviews the carrying values of its long-lived and identifiable intangible assets, other than goodwill, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable based on undiscounted estimated future operating cash flows. As of December 31, 2003, the Company has determined that no impairment has occurred.

Excess of Cost Over Fair Market Value of Net Assets Acquired (Goodwill)

In 2002, the Company adopted the Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 establishes standards for the accounting of intangible assets that are acquired individually or with a group of other assets and the accounting for goodwill and other intangible assets after they have been initially recognized in the financial statements. Under SFAS No. 142, amortization of goodwill and intangible assets with an indefinite useful life is discontinued and additional financial statement disclosure for goodwill and other intangibles is required. Goodwill and intangible assets are tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized.

Because the Company's goodwill is no longer being amortized, the reported amounts of goodwill will not decrease in the same manner as under previous accounting pronouncements. There may be more volatility in reported income than under previous accounting pronouncements because impairment losses, if any, are likely to occur irregularly and in varying amounts. For the years ended December 31, 2002 and 2003, no impairment charges were required as a result of the impairment test.

Deferred Financing Costs

Deferred financing costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness using the interest method adjusted to reflect any early repayments.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Accounting for Derivatives and Hedging Activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at fair value.

The Company uses fixed and variable rate-debt to finance its operations. Variable rate debt obligations expose the Company to variability in interest payments due to changes in interest rates. The Company continuously monitors changes in interest rate exposures and evaluates hedging opportunities. The Company's risk management policy permits the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments.

The Company's objective is to limit the impact of interest rate changes on earnings and cash flows. The Company currently achieves this by entering into interest rate swap agreements to convert a percentage of its debt from variable to fixed rates. Under interest rate swap contracts, the Company agrees to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable rate of interest times a notional amount. Net settlements are made quarterly. If the contracts are terminated prior to maturity, the amount paid or received in settlement is established by agreement at the time of the termination and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. The Company accounts for these swaps as cash flow hedges. Generally, the Company does not issue or hold derivative contracts for speculative purposes.

The Company is exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but it does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined Company guidelines, and monitors the market position with each counterparty.

The fair value of derivatives is included in the balance sheets as an asset or liability. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable-rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in the future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions, such as future variable rate interest payments); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. For purposes of the cash flows statement, cash flows from derivative instruments designated and qualifying as hedges are classified with the cash flows from the hedged item. Cash flows from derivatives held for speculative purposes are classified as investing cash flows.

Revenue Recognition

In accordance with gaming industry practice, the Company recognizes casino revenues as the net of gaming wins less losses. Net revenues exclude the retail value of complimentary rooms, food and beverage furnished gratuitously to customers. These amounts that are included in promotional allowances were as follows:

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands)			
Rooms	$ 1,468	$ 1,721	$10,920
Food and beverage	22,405	23,416	56,000
Other	706	2,576	7,404
Total promotional allowances	$24,579	$27,713	$74,324

The estimated cost of providing such complimentary services that is included in gaming expenses was as follows:

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands)			
Rooms	$ 952	$ 1,108	$ 8,164
Food and beverage	13,681	13,308	40,598
Other	523	1,570	4,825
Total cost of complimentary services	$15,156	$15,986	$53,587

Racing revenues include the Company's share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, and the Company's share of wagering from import and export simulcasting, as well as its share of wagering from its OTWs.

Revenues from the Management Contract for Casino Rama (see Note 2) are based upon contracted terms and are recognized when services are performed.

Earnings Per Share

Basic earnings per share ("EPS") are computed by dividing net income applicable to common stock by the weighted average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options.

Options to purchase 156,000, 337,500, and 130,000 shares of common stock were outstanding during the years ended December 31, 2001, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore the effect would be antidilutive. The following represents reconciliation from basic earnings per share to diluted earnings per share.

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands)			
Determination of shares:			
Weighted average common shares outstanding	30,653	37,775	39,473
Assumed conversion of dilutive stock options	1,184	1,319	1,139
Diluted weighted average common shares outstanding	31,837	39,094	40,612

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants using the intrinsic-value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. Under the intrinsic-value method, because the exercise price of the Company's employee stock options is less than or equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company accounts for the plans under the recognition and measurement principles of APB 25 and related Interpretations. No stock-based employee compensation cost is reflected in net income for options granted since all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. However, there are situations that may occur, such as the accelerated vesting of options, that require a current charge to income.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), to stock-based employee compensation:

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands)			
Net income, as reported	$23,758	$30,863	$51,471
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	–	270	
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(773)	(1,971)	(2,912)
Pro forma net income	$22,985	$29,162	$48,559
Earnings per share:			
Basic – as reported	$.78	$.82	$1.30
Basic – pro forma	$.75	$.77	$1.23
Diluted – as reported	$.75	$.79	$1.27
Diluted – pro forma	$.72	$.75	$1.20

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2002 and 2003:

	2001	2002	2003
Risk-free interest rate	6.0%	3.0%	3.0%
Volatility	75.8%	50.0%	41.0%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	5	5	5

The effects of applying SFAS 123 and SFAS 148 in the above pro forma disclosure are not indicative of future amounts. SFAS 123 and SFAS 148 does not apply to awards prior to 1995. Additional awards in future years are anticipated.

Certain Risks and Uncertainties

The Company's operations are dependent on its continued licensing by state gaming commissions. The loss of a license, in any jurisdiction in which the Company operates, could have a material adverse effect on future results of operations.

The Company is dependent on each gaming property's local market for a significant number of its patrons and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded in these markets, the Company's results of operations could be adversely affected.

The Company is also dependent upon a stable gaming and admission tax structure in the states that it operates in. Any change in the tax structure could have a material adverse effect on future results of operations.

Reclassification

Certain prior years amounts have been reclassified to conform to the current year presentation.

Accounting Pronouncements Adopted in 2003

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation No. 46"), clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions of Interpretation No. 46 are applicable at the end of the annual reporting period ending after December 15, 2003. This Interpretation did not have an effect on the consolidated financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). The rescission of FASB No. 4, "Reporting Gains and Losses from Extinguishment of Debt" applies to us. FASB No. 4 required that gains and losses from extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS 145 is effective for our fiscal year beginning January 1, 2003. We had losses on early extinguishment of debt, net of income taxes of $5.2 million for the year ended December 31, 2002, respectively. These losses reflect the write-off of deferred finance fees and pre-payment fees associated with bank debt that was repaid with the proceeds of new financing. Effective January 1, 2003, pursuant to SFAS 145, the losses on early extinguishment of debt will be included in "Other income (expense)" in our consolidated statements of income.

Recent Accounting Pronouncements

There are no accounting standards issued before December 31, 2003 but effective after December 31, 2003 which are expected to have a material impact on our financial reporting.

2. Acquisitions

Acquisition Accounting

The Company has accounted for its acquisitions subsequent to June 30, 2001 under SFAS No. 141, "Business Combinations." For purchase acquisitions completed prior to June 30, 2001, the Company accounted for acquisitions in accordance with APB Opinion No. 16. The results of operations of acquisitions are included in the consolidated financial statements from their respective dates of acquisition.



Hollywood Casino Corporation

On March 3, 2003, the Company completed its acquisition of Hollywood Casino Corporation and acquired 100 percent of its outstanding common stock for approximately $397.9 million in cash, including acquisition costs of $50.8 million. The results of operations for Hollywood Casino are included in the consolidated financial statements from March 1, 2003. Hollywood Casino Corporation owns and operates distinctively themed casino entertainment facilities in major gaming markets in Aurora, Illinois, Tunica, Mississippi and Shreveport, Louisiana. The acquisition expanded the Company's customer base and provided increased geographic diversity. Under the terms of the purchase agreement, a wholly-owned subsidiary of the Company merged with and into Hollywood Casino Corporation, and Hollywood Casino Corporation stockholders received cash in the amount of $12.75 per share at closing or $328.1 million and holders of Hollywood Casino Corporation stock options received $19.0 million (representing the aggregate difference between $12.75 per share and their option exercise prices). The goodwill resulting from this acquisition is based on the excess of the amounts paid over the estimated fair value of the net assets acquired and this goodwill is not tax deductible.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

AT MARCH 3, 2003	
(In thousands)	
Current assets	$170,718
Property and equipment	299,109
Other assets, including deferred income taxes of $32,436	64,501
Goodwill	442,964
Total assets acquired	977,292
Current liabilities	(72,157)
Other liabilities	(8,277)
Debt, current and non-current	(498,910)
Total liabilities assumed	(579,344)
Net assets acquired	$397,948

Unaudited pro forma financial information for the years ended December 31, 2002 and 2003, as though the Hollywood Casino acquisition had occurred on January 1, 2002, is as follows:

	2002	2003
(In thousands)		
Revenues	$1,156,134	$1,244,242
Net income	$ 43,044	$ 52,965
Net income per common share		
Basic	$1.14	$1.34
Diluted	$1.10	$1.30
Weighted shares outstanding		
Basic	37,775	39,473
Diluted	39,094	40,612

Bullwhackers Casinos

On April 25, 2002, the Company acquired all of the assets of the Bullwhackers Casino operations, in Black Hawk, Colorado, from Colorado Gaming and Entertainment Co., a subsidiary of Hilton Group plc, for $7.1 million in cash including acquisition costs of $.6 million. The acquisition was accounted for as a purchase and accordingly the results of operations are included from the date of acquisition. There was no goodwill recognized for this transaction. The Bullwhackers assets consist of the Bullwhackers Casino, the adjoining Bullpen Sports Casino, the Silver Hawk Saloon and Casino, an administrative building and a 475-car parking area, all located in the Black Hawk, Colorado gaming jurisdiction.

CRC Acquisition

On April 27, 2001, the Company completed its acquisitions of (i) CRC Holdings, Inc. ("CRC") from the shareholders of CRC and (ii) the minority interest in Louisiana Casino Cruises, Inc. ("LCCI") not owned by CRC from certain shareholders (together, the "CRC Acquisition"). The CRC Acquisition was accomplished pursuant to the terms of Agreement and Plan of Merger among CRC Holdings, Inc., Penn National Gaming, Inc., Casino Holdings, Inc. and certain shareholders of CRC Holdings, Inc., dated as of July 31, 2000 (the "Merger Agreement"), and a Stock Purchase Agreement by and among Penn National Gaming, Inc. and certain shareholders of LCCI, dated as of July 31, 2000. Under the Merger Agreement, CRC merged with Casino Holdings, Inc., a wholly-owned subsidiary of the Company (the "Merger"). The aggregate consideration paid by the Company for the CRC Acquisition was approximately $182 million, including the repayment of existing debt of CRC and its subsidiaries. The purchase price of the CRC Acquisition was funded by the proceeds of the Company's offering of senior subordinated notes, which was completed in March 2001.

The assets acquired pursuant to the Merger and CRC Acquisition consist primarily of the Casino Rouge riverboat gaming facility in Baton Rouge, Louisiana, and a management contract for Casino Rama, a gaming facility located in Orillia Ontario, Canada.

The management contract expires July 31, 2011. CHC Casinos Canada Limited ("CHC"), a wholly-owned subsidiary of the Company, operates Casino Rama in the Province of Ontario. The Company derives all of its management service fee revenue from this agreement. As of the date of the acquisition, the fair value of the management contract was $25.7 million.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

DECEMBER 31,	2002	2003
Land and improvements	$ 88,885	$123,660
Building and improvements	289,782	530,845
Furniture, fixtures, and equipment	143,760	216,503
Transportation equipment	1,127	1,246
Leasehold improvements	14,657	14,495
Construction in progress	3,880	6,093
Total property and equipment	542,091	892,842
Less: accumulated depreciation and amortization	91,205	152,335
Property and equipment, net	$450,886	$740,507

Interest capitalized in connection with major construction projects was $.5 million, $1.6 million, and $.3 million in 2001, 2002 and 2003, respectively. Depreciation and amortization expense, for property and equipment, totaled $26.9 million, $34.0 million, and $65.0 million in 2001, 2002, and 2003, respectively.

4. Excess of the Cost Over Fair Value of Net Assets Acquired (Goodwill) and Other Intangible Assets

For the year ended December 31, 2001, the Company recorded amortization of goodwill of $3.5 million. Excluding amortization of goodwill, pro forma net income and diluted net income per share for the year ended December 31, 2001 would have been $26.2 million and $.82 per share, respectively. Substantially all of the goodwill relates to the Company's gaming operations.

At December 31, 2003, the Company had goodwill of $603.5 million, an increase of $443.0 million from the prior year. The increase in goodwill is attributed to the Hollywood Casino Corporation acquisition (see Note 2).

As part of the CRC acquisition in April 2001, the Company acquired the management contract (the "Contract") for Casino Rama. This intangible asset is being amortized over its contractual life on the straight-line method through July 31, 2011, the expiration date of the Contract. The gross carrying amount of the Contract is $25.7 million and the accumulated amortization is $6.7 million as of December 31, 2003. The average annual amortization expense for the remaining life of the Contract is approximately $2.5 million.

Amortization expense for the Contract totaled $1.7 million in 2001 and $2.5 million in 2002 and 2003, respectively.

5. Long-term Debt

Long-term debt is as follows (in thousands):

DECEMBER 31,	2002	2003
Senior secured credit facility. This credit facility is secured by substantially all of the assets of the Company	$ –	$ 399,700
$200 million 11⅛% senior subordinated notes. These notes are general unsecured obligations of the Company	200,000	200,000
$175 million 8⅞% senior subordinated notes. These notes are general unsecured obligations of the Company	175,000	175,000
$200 million 6⅞% senior subordinated notes. These notes are general unsecured obligations of the Company	–	200,000
Hollywood Casino Shreveport non-recourse debt:		
13% Shreveport First Mortgage Notes	–	150,000
13% Shreveport Senior Secured Notes, including bond premium of $686	–	39,686
Less: Bond valuation allowance	–	(70,348)
Capital leases	–	15,423
Other notes payable	18	7
	375,018	1,109,468
Less current maturities	18	124,979
	$375,000	$ 984,489

The following is a schedule of future minimum repayments of long-term debt as of December 31, 2003 (in thousands):

2004	$ 124,979
2005	5,779
2006	5,909
2007	389,796
2008	202,290
Thereafter	380,715
Total minimum payments	$1,109,468

At December 31, 2003, the Company was contingently obligated under letters of credit issued pursuant to the senior secured credit facility with face amounts aggregating $8.2 million.

Senior Secured Credit Facility

On March 3, 2003, the Company entered into an $800 million senior secured credit facility with a syndicate of lenders that replaced its $350 million credit facility.

The credit facility was initially comprised of a $100 million revolving credit facility maturing on September 1, 2007, a $100 million Term A facility loan maturing on September 1, 2007 and a $600 million Term B facility loan maturing on September 1, 2007. On March 3, 2003 the Company borrowed the entire Term A and Term B term loans to complete the purchase of Hollywood Casino Corporation and to call Hollywood Casino Corporation's $360 million senior secured notes.

On September 30, 2003, the Company made an optional prepayment of $27 million toward its $800 million senior secured credit facility. Based on the Company's consolidated EBITDA (as defined in the credit agreement) for the 12 months ended September 30, 2003, the payment triggered a reduction of the interest rate margin on the Term A portion of the credit facility by 0.25% and a reduction of the interest rate margin on the Term B portion of the credit facility by 0.5%. The reductions of the interest rate margins became effective on October 23, 2003.

On December 3, 2003, the Company made a pre-payment of $10.5 million plus accrued interest to satisfy in full its Term Loan A Facility due March 2008. Additionally, the Company made a pre-payment of $195.1 million plus accrued interest against our Term Loan B Facility due March 2009, which had approximately $596.3 million outstanding at September 30, 2003. The pre-payments were funded with the net proceeds of the $200 million 6⅞% senior subordinated note offering and with cash from operations. Following the payments, the Term Loan B Facility had approximately $399.7 million outstanding.

On December 5, 2003, the $800 million senior credit facility was amended and restated. The amended agreement reduced the total credit facility from $800 million to $500 million and converted the Term Loan B facility to a Term Loan D facility due September 2007. The Term Loan D facility will initially accrue interest at 250 basis points over LIBOR, representing a 100 basis point reduction from the original terms of the Term Loan B facility. In addition, the Term Loan D facility allows the Company to raise an additional $225 million in senior secured credit to expand its Pennsylvania racetrack operations if legislation is passed permitting slot machines or video lottery terminals at these facilities. The Term Loan B facility had allowed the Company to raise an additional $100 million in senior secured credit to expand its Pennsylvania racetrack operations if legislation is passed permitting slot machines or video lottery terminals at these facilities.

At December 31, 2003, the Company had an outstanding balance of $399.7 million on Term Loan D facility and $91.8 million available to borrow under the revolving credit facility after giving effect to outstanding letters of credit of $8.2 million. The weighted average interest rate on the Term D facility is 3.63% at year-end excluding swaps and deferred finance fees.

The senior secured credit facility is secured by substantially all of the assets of the Company, except for the assets of Hollywood Casino Shreveport, which serve as collateral for the notes of Hollywood Casino Shreveport. See "Hollywood Casino Shreveport Notes" below.

Interest Rate Swap Contracts

The Company has a policy designed to manage interest rate risk associated with its current and anticipated future borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, they are generally accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuations throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Net settlements pursuant to the financial instrument are included as interest expense in the period.

On December 20, 2000, the Company entered into an interest rate swap with a notional amount of $100 million and a termination date of December 22, 2003. Under this agreement, the Company pays a fixed rate of 5.835% against a variable interest rate based on the 90-day LIBOR rate. On August 3, 2001, the Company entered into an interest rate swap with a notional amount of $36 million with a termination date of June 30, 2004. Under this agreement, the Company pays a fixed rate of 4.8125% against a variable interest rate based on the 90-day LIBOR rate. The Company entered into these interest rates swap agreements due to the requirements of the then current senior secured credit facility and to reduce the impact of future variable interest payments related to the such senior secured credit facility.

In 2001, the Company accounted for the effective interest rate swap agreements as cash flow hedges. The changes in the fair values of effective interest rate swaps were recorded as adjustments to accrued interest in the accompanying consolidated balance sheet with the offset recorded in accumulated other comprehensive loss. The amount of ineffectiveness related to the cash flow hedges in 2001 and 2002 was immaterial. In March 2002, the Company repaid all of its then outstanding variable rate debt with the issuance of the 8⅞% Senior Subordinated Notes, fixed rate debt. The hedge designation was removed. Subsequent changes in the fair value of the interest rate swap contracts are recognized as adjustments to loss on change in fair values of interest rate swaps in the accompanying statements of income in the period in which they occur. Accordingly, the Company has recorded a non-cash pre-tax loss of $5.8 million, or $.09 per diluted share after tax, for the year ended December 31, 2002 and $.5 million, or $.01 per diluted share after tax, for the year ended December 31, 2003. Amounts previously recognized in other comprehensive income will be reclassified to income over the remaining term of the swap as the Company incurs interest expense on the replacement debt. Over the next twelve months, approximately $125,000 will be reclassified to income.

On March 27, 2003, the Company entered into interest rate swap agreements with a total notional amount of $375.0 million in accordance with the terms of the $800 million senior secured credit facility. There are three two-year swap contracts totaling $175 million with an effective date of March 27, 2003 and a termination date of March 27, 2005. Under these contracts, the Company pays a fixed rate of 1.92% and receive a variable rate based on the 90-day LIBOR rate. The Company also entered into three three-year swap contracts totaling $200 million with a termination date of March 27, 2006. The Company accounted for these effective interest rate swap agreements as cash flow hedges. The changes in the fair values of effective interest rate swaps were recorded as adjustments to accrued interest in the accompanying consolidated balance sheet with the offset recorded in accumulated other comprehensive loss. The amount of ineffectiveness related to the cash flow hedges in 2003, was immaterial. Under these contracts, the Company pays fixed rates of 2.48% to 2.49% against a variable rate based on the 90-day LIBOR rate. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap.

At December 31, 2003, the 90-day LIBOR rate was 1.15%.

Termination of Interest Rate Swap Agreement

Effective March 3, 2003, the Company terminated its $36 million notional amount interest rate swap originally scheduled to expire in June 2004. The Company paid $1.9 million to terminate the swap agreement.

11⅛% Senior Subordinated Notes due 2008

On March 12, 2001, the Company completed an offering of $200 million of its 11 ⅛% Senior subordinated notes that mature on March 1, 2008. Interest on the notes is payable on March 1 and September 1 of each year, beginning September 1, 2001. The proceeds from these notes were used, in part, to finance the CRC Acquisition.

The Company may redeem all or part of the notes on or after March 1, 2005 at certain specified redemption prices. Prior to March 1, 2004, the Company may redeem up to 35% of the notes from proceeds of certain sales of its equity securities. The notes are also subject to redemption requirements imposed by state and local gaming laws and regulations.

The notes are general unsecured obligations and are guaranteed on a senior subordinated basis by all of the Company's current and future wholly-owned domestic subsidiaries. The notes rank equally with the Company's future senior subordinated debt and junior to its senior debt, including debt under the Company's senior credit facility. In addition, the notes will be effectively junior to any indebtedness of Penn's non-U.S. subsidiaries or subsidiaries that do not guarantee the notes ("Unrestricted Subsidiaries").

The 11⅛% notes and guarantees were originally issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). On July 30, 2001, the Company completed an offer to exchange the notes and guarantees for notes and guarantees registered under the Securities Act having substantially identical terms.

8⅞% Senior Subordinated Notes due 2010

On February 28, 2002, the Company completed an offering of $175 million of its 8⅞% senior subordinated notes that mature on March 15, 2010. Interest on the 8⅞% notes is payable on March 15 and September 15 of each year, beginning September 15, 2002. The Company used the net proceeds from the offering, totaling approximately $170.0 million after deducting underwriting discounts and related expenses, to repay term loan indebtedness under its existing senior secured credit facility.

The Company may redeem all or part of the 8⅞% notes on or after March 15, 2006 at certain specified redemption prices. Prior to March 15, 2005, the Company may redeem up to 35% of the 8⅞% notes from proceeds of certain sales of its equity securities. The 8⅞% notes also are subject to redemption requirements imposed by state and local gaming laws and regulations.

The 8⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company's current and future wholly-owned domestic subsidiaries. The 8⅞% notes rank equally with the Company's future senior subordinated debt and the 11⅛% senior subordinated notes, and junior to its senior debt, including debt under the Company's senior credit facility. In addition, the 8⅞% notes will be effectively junior to any indebtedness of Penn's non-U.S. subsidiaries or Unrestricted Subsidiaries, none of which have guaranteed the 8⅞% notes.

6 ⅞% Senior Subordinated Notes due 2011

On December 1, 2003, the Company completed an offering of $200 million of its 6⅞% senior subordinated notes that mature on December 1, 2011. Interest on the notes is payable on June 1 and December 1 of each year, beginning June 1, 2004. The Company used the net proceeds from the offering, totaling approximately $196.6 million after deducting underwriting discounts and related expenses, to repay term loan indebtedness under its existing senior secured credit facility.

The Company may redeem all or part of the notes on or after December 1, 2007 at certain specified redemption prices. Prior to December 1, 2006, the Company may redeem up to 35% of the notes from proceeds of certain sales of its equity securities. The notes are also subject to redemption requirements imposed by state and local gaming laws and regulations.

The 6⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by all of the Company's current and future wholly-owned domestic subsidiaries. The 6⅞% notes rank equally with the Company's future senior subordinated debt and junior to its senior debt, including debt under the Company's senior credit facility. In addition, the 6⅞% notes will be effectively junior to any indebtedness of Penn's non-U.S. Unrestricted Subsidiaries.

The 6⅞% notes and guarantees were originally issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act.

Covenants

The terms of the Company's senior secured credit facility and senior subordinated notes require the Company to satisfy certain financial covenants, including, but not limited to, leverage and fixed charges coverage ratios and limitations on indebtedness, liens, investments and capital expenditures. At December 31, 2003, the Company was in compliance with all required financial covenants.

Hollywood Casino Shreveport Notes

Hollywood Casino Shreveport and Shreveport Capital Corporation are co-issuers of $150 million aggregate principal amount of 13% senior secured notes due 2006 and $39 million aggregate principal amount of 13% first mortgage notes due 2006 (the "Hollywood Casino Shreveport Notes"). Hollywood Casino Shreveport is a general partnership that owns the casino operations. Shreveport Capital Corporation



is a wholly-owned subsidiary of Hollywood Casino Shreveport formed solely for the purpose of being a co-issuer of the Hollywood Casino Shreveport Notes.

The Hollywood Casino Shreveport Notes are non-recourse to Penn and its subsidiaries (other than Hollywood Casino Shreveport, Shreveport Capital Corporation, HCS I, Inc., HCS II, Inc. and HWCC-Louisiana, Inc. (collectively the "Shreveport Entities") and are secured by substantially all of the assets of the casino, and the partnership interests held by HCS I, Inc. and HCS II, Inc. and the stock held by HWCC-Louisiana, Inc.

The indentures governing the Hollywood Casino Shreveport Notes require the issuers to make an offer to purchase the Hollywood Casino Shreveport Notes at 101% of the principal amount thereof within 10 days of the occurrence of a "Change of Control" as defined in the indentures. A "Change of Control" was deemed to have occurred under the indentures on March 3, 2003 as a result of the consummation of the merger of our wholly-owned subsidiary with and into Hollywood Casino Corporation. Hollywood Casino Shreveport determined that it did not have the liquidity to repurchase the Hollywood Casino Shreveport Notes at 101% of their principal amount.

On March 14, 2003, the Hollywood Casino Shreveport and Shreveport Capital Corporation were notified by an ad hoc committee of holders of the Hollywood Casino Shreveport Notes that they have 60 days from receipt of the notice to cure the failure to offer to purchase the Hollywood Casino Shreveport Notes or an event of default will have occurred under the indentures. Neither Hollywood Casino Shreveport nor Shreveport Capital Corporation made a Change of Control offer to purchase the Hollywood Casino Shreveport Notes within the sixty days. Hollywood Casino Shreveport did not make the August 1, 2003 interest payment of $12.3 million due on the Hollywood Casino Shreveport Notes. There can be no assurance that the holders of the Hollywood Casino Shreveport Notes will not pursue all rights and remedies that they may have under the indentures as a result. Further, any action on the part of the note holders may require the Shreveport Entities to seek the protection of the bankruptcy laws or other similar remedies. (See Note 15 for subsequent events).

6. Commitments and Contingencies

Litigation

Penn and its subsidiaries are subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company's consolidated financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

The following proceedings could result in costs, settlements or damages that materially impact the Company's consolidated financial condition or operating results. In each instance, the Company believes that it has meritorious defenses and/or counter-claims and intends to vigorously defend itself.

In August 2002, the lessor of the property on which Casino Rouge conducts a significant portion of its dockside operations filed a lawsuit against the Company in the 19th Judicial District Court for the Parish of East Baton Rouge, Louisiana seeking a declaratory judgment that the plaintiff is entitled to terminate the lease and/or void the Company's option to renew the lease due to certain alleged defaults by the Company or its predecessors-in-interest. The term of the Company's lease expired in January 2004 and the Company exercised its automatic right to renew for an additional five year term (which, as previously noted is being contested by the landlord). In September 2003 the court granted the Company a partial motion for summary judgment. A hearing date has not yet been set. Further litigation on the remaining issues is anticipated. (See Note 15 for subsequent events).

In October 2002, in response to the Company's plans to relocate the river barge underlying the Boomtown Biloxi casino to an adjacent property, the lessor of the property on which the Boomtown Biloxi casino conducts a portion of its dockside operations, filed a lawsuit against the Company in the U.S. District Court for the Southern District of Mississippi seeking a declaratory judgment that (i) the Company must use the leased premises for a gaming use or, in the alternative, (ii) after the move, the Company will remain obligated to make the revenue based rent payments to plaintiff set forth in the lease. The plaintiff filed this suit immediately after the Mississippi Gaming Commission approved the Company's request to relocate the barge. Since such approval, the Mississippi Department of Marine Resources and the U.S. Army Corps of Engineers have also approved our plan to relocate the barge. The Company filed a motion for summary judgment in October 2003 and the plaintiff filed its own motion for summary judgment in January 2004. Discovery is substantially complete at this time and a trial date has been set for April 2004.

In October 2003, the Company and one of its subsidiaries brought a declaratory action for coverage against Lexington Insurance Company and National Union Fire Insurance of Pittsburgh, Pennsylvania ("National Union") in the Circuit Court of Jefferson County, West Virginia ("the West Virginia Action"). The case involves a dispute over coverage for punitive damage awards for claims arising in West Virginia. Subsequent to the filing of the West Virginia action, National Union brought an action against the Company and several of its subsidiaries in the Court of Common Pleas of Berks County, Pennsylvania denying coverage for punitive damage awards for claims arising in West Virginia. The Company is currently a defendant in several cases in West Virginia in which punitive damages have been plead. (See Note 15 for subsequent events).

Operating Leases

The Company is liable under numerous operating leases for automobiles, other equipment and buildings, which expire through 2010. Total rental expense under these agreements was $4.0 million, $5.2 million, and $6.6 million for the years ended December 31, 2001, 2002, and 2003, respectively.

The future lease commitments relating to noncancelable operating leases as of December 31, 2003 are as follows (in thousands):

YEAR ENDING DECEMBER 31,	
2004	$ 4,464
2005	3,057
2006	2,346
2007	1,714
2008	1,501
Thereafter	7,908
	$20,990

The Company leases land for use by Boomtown Biloxi. The lease term is 99 years and is cancelable upon one year's notice. The lease called for an initial deposit by the Company of $2.0 million and for annual base lease rent payments of $2.0 million and percentage rent equal to 5.0% of adjusted gaming win (as defined in the lease) over $25.0 million and 6.0% of the amount by which the adjusted gaming win exceeds $50.0 million. For the years ended December 31, 2001, 2002 and 2003 the Company paid lease rent under this agreement of $3.6 million, $4.2 million, and $4.3 million respectively.

The Company leases land for use by Bullwhackers Casinos in Black Hawk, Colorado. There are four leases with terms of one to 20 years. The leases consist of annual base lease rent payments, which are included in the above table, plus a percentage rent based on a percent of adjusted gaming win as described in the leases. The annual base lease rent payments were $1.2 million for the period April 28, 2002 to December 31, 2002. Total lease payments for the period were $1.9 million. On April 24, 2003, the Company completed the purchase of the leased land for the Bullwhackers Casino for a purchase price of $6.1 million. Based on current operating performance, this purchase reduces the rent expense by approximately $1.0 million per year. In 2003, base lease payments were $1.1 million and total lease payments were $1.3 million.

Commitments

As of December 31, 2003, the Company is contractually committed to spend approximately $5.0 million in capital expenditures for projects in progress.

Employee Benefit Plans

The Company has profit sharing plans under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended, that cover all eligible employees who are not members of a bargaining unit. The plans enable employees choosing to participate to defer a portion of their salary in a retirement fund to be administered by the Company. The Company's contributions to the plans are set at 50% of employees' elective salary deferrals up to a maximum of 6% of employee compensation. The Company also has a defined contribution plan, the Charles Town Races Future Service Retirement Plan, covering substantially all of its union employees at the Charles Town Entertainment Complex. The Company makes monthly contributions equal to the amount accrued for retirement expense, which is calculated as .25% of the daily mutual handle and .5% of the net video lottery revenues. Total contributions to the plans for the years ended December 31, 2001, 2002 and 2003 were $1.8 million, $2.5 million and $2.8 million, respectively.

The Company maintains a deferred compensation plan that covers most management and other highly compensated employees. This plan was effective March 1, 2001. The plan allows the participants to defer, on a pre-tax basis, a portion of their base annual salary and bonus and earn tax-deferred earnings on these deferrals. The plan also provides for matching Company contributions that vest over a five-year period. The Company has established a Trust and transfers to the Trust, on an annual basis, an amount necessary to provide on a present value basis for its respective future liabilities with respect to participant deferral and Company contribution amounts. Company contributions in 2001, 2002 and 2003 were $.5 million, $.3 million and $.6 million, respectively.

Agreements with Horsemen and Pari-Mutuel Clerks

The Company is required to have agreements with the horsemen at each of its racetracks to conduct its live racing and simulcasting activities. In addition, in order to operate gaming machines in West Virginia, the Company must maintain agreements with each of the Charles Town horsemen, pari-mutuel clerks and breeders.

At the Charles Town Entertainment Complex, the Company has an agreement with the Charles Town horsemen that expires on June 30, 2004. The pari-mutuel clerks at Charles Town are represented under a collective bargaining agreement with the West Virginia Division of Mutual clerks, which expires on December 31, 2004.

The Company's agreement with the Pennsylvania Thoroughbred horsemen at Penn National Race Course expires on March 31, 2004. The Company's agreement with the Pennsylvania Harness horsemen at Pocono Downs expires on March 16, 2004.

The Company has an agreement in place with the Sports Arena Employees Local 137 (AFL-CIO) with respect to pari-mutuel clerks and admission personnel at six of its OTWs. That agreement expires on September 30, 2005. The Company also has an agreement with Local 137 at Penn National Race Course with respect to pari-mutuel clerks and admissions and Telebet personnel that expired on September 30, 2002. To date, the Company has operated under that contract by formal and informal extensions.

Pennwood Racing also has an agreement in effect with the horsemen at Freehold Raceway which expires May 2006.

New Jersey Joint Venture

On January 28, 1999, the Company, along with its joint venture partner, Greenwood New Jersey, Inc. purchased certain assets and assumed certain liabilities of Freehold Racing Association, Garden State Racetrack and related entities, in a transaction accounted for as a purchase. During 2001, Garden State Racetrack ceased operations.

The Company made an $11.3 million loan to the joint venture and an equity investment of $.3 million. The loan is evidenced by a subordinated secured note, which has been included in investment in and advances to an unconsolidated affiliate in the consolidated financial statements. The note bears interest at prime plus 2.25% or a minimum of 10% (as of December 31, 2003 the interest rate was 10%). The Company has recorded interest income in the accompanying consolidated financial statements of $1.2 million, $1.1 million, and $1.1 million for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company entered into a Debt Service Maintenance Agreement with a bank to guarantee 50% of a $23.0 million term loan to the joint venture. As of December 31, 2003, the Company's obligation under its guarantee of the term loan was limited to approximately $8.8 million. The Company's investment in the joint venture is accounted for under the equity method. The original investment was recorded at cost and has been adjusted by the Company's share of income of the joint venture and distributions received. The Company's 50% share of the income of the joint venture is included in other income (expense) in the accompanying consolidated statements of income.

7. Income Taxes

Deferred tax assets and liabilities are comprised of the following (in thousands):

DECEMBER 31,	2002	2003
Deferred tax assets:		
Federal net operating losses	$ –	$ 35,230
Federal general business credits	–	743
Accrued expenses	1,356	11,945
State net operating losses	7,443	12,683
Accumulated other comprehensive income (loss)	872	(559)
Gross deferred tax assets	9,671	60,042
Less Valuation Allowance	(6,096)	(10,604)
Net Deferred Tax Asset	3,575	49,438
Deferred tax liabilities:		
Property, plant and equipment	(49,668)	(59,944)
Net deferred taxes	$(46,093)	$(10,506)
Reflected on consolidated balance sheets:		
Current deferred tax asset, net	$ 4,405	$ 17,285
Noncurrent deferred tax liabilities, net	(50,498)	(27,791)
Net deferred taxes	$(46,093)	$(10,506)

The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized.

For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $127.2 million available to reduce future state income taxes primarily for the Commonwealth of Pennsylvania as of December 31, 2003. Due to Pennsylvania's tax statute on annual net operating loss utilization limit, a substantial valuation allowance has been recorded to reflect the net operating losses which are not presently expected to be realized. If not used, substantially all the carryforwards will expire at various dates from December 31, 2006 to December 31, 2024.

The federal net operating loss and general business credits resulted from the acquisition of Hollywood Casino Corporation during 2003. Section 382 of the Internal Revenue Code of 1986, as amended, limits the utilization of the net operating loss to $15.3 million per year or a $5.4 million per year tax benefit.

The provision for income taxes charged to operations was as follows (in thousands):

YEAR ENDED DECEMBER 31,	2001	2002	2003
Current tax expense			
Federal	$ 5,542	$ 9,662	$ 1,926
State	107	740	722
Total current	5,649	10,402	2,648
Deferred tax expense (benefit)			
Federal	7,159	8,453	29,141
State	(200)	76	(97)
Total deferred	6,959	8,529	29,044
Total provision	$12,608	$18,931	$31,692

The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate for the following periods:

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands)			
Percent of pretax income			
Federal tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	(.2)	1.0	.5
Permanent differences, including amortization of management contract	.3	2.0	2.0
Other miscellaneous items	(.4)	–	.6
	34.7%	38.0%	38.1%

8. Supplemental Disclosures of Cash Flow Information

YEAR ENDED DECEMBER 31,	2001	2002	2003
(In thousands)			
Cash payments of interest	$36,709	$39,886	$75,340
Cash payments of income taxes	3,480	12,752	–
Acquisitions:			
Cash paid	182,000	7,114	397,948
Fair value of assets acquired	250,388	7,504	977,292
Fair value of liabilities assumed	211,662	1,495	579,344

9. Shareholder's Equity

Equity Offering

On February 20, 2002, the Company completed a public offering of 9,200,000 shares of its common stock at a public offering price of $15.25 per share. Of the common stock sold in the offering, the Company sold 6,700,000 shares and The Carlino Family Trust, a related party, sold 2,500,000 shares. The Company used its net proceeds from the offering, totaling approximately $96.1 million after deducting underwriting discounts and related expenses, to repay term loan indebtedness under its existing senior secured credit facility.



The Company did not receive any proceeds from the offering by The Carlino Family Trust.

Stock Split

The Board of Directors authorized a two-for-one stock split of the Company's common stock on May 22, 2002 to shareholders of record on June 4, 2002. The stock split was effective on June 25, 2002. All references in the financial statements to number of shares and net income per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of common stock shares outstanding.

Shareholder Rights Plan

On May 20, 1998, the Board of Directors of the Company authorized and declared a dividend distribution of one Preferred Stock purchase right (the "Rights") for each outstanding share of the Company's common stock, par value $.01 per share (the "Common Shares"), payable to shareholders of record at the close of business on March 19, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Preferred Stock Fraction"), or a combination of securities and assets of equivalent value, at a purchase price of $20.00 per Preferred Stock Fraction (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated March 2, 1999 between the Company and Continental Stock Transfer and Trust Company as Rights Agent. All terms not otherwise defined herein are used as defined in the Rights Agreement.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (the "Stock Acquisition Date"), announces a tender or exchange offer that will result in such person or group acquiring 20% or more of the outstanding common stock or is a beneficial owner of a substantial amount of Common Shares (at least 10%) whose ownership may have a material adverse impact ("Adverse Person") on the business or prospects of the Company. The Company will be entitled to redeem the Rights at a price of $.01 per Right (payable in cash or stock) at any time until 10 days following the Stock Acquisition Date or the date on which a person has been determined to be an Adverse Person. If the Company is involved in certain transactions after the Rights become exercisable, a Holder of Rights (other than Rights owned by a shareholder who has acquired 15% or more of the Company's outstanding common stock or is determined to be an Adverse Person, which Rights become void) is entitled to buy a number of the acquiring company's Common Shares or the Company's common stock, as the case may be, having a market value of twice the exercise price of each Right. A potential dilutive effect may exist upon the exercise of the Rights. Until a Right is exercised, the holder will have no rights as a stockholder of the Company, including, without limitations, the right to vote as a stockholder or to receive dividends. The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 18, 2009, unless earlier redeemed or exchanged by the Company.

10. Stock Based Compensation

In April 1994, the Company's Board of Directors and shareholders adopted and approved the Stock Option Plan (the "1994 Plan"). The 1994 Plan permits the grant of options to purchase up to 6,000,000 shares of Common Stock, subject to antidilution adjustments, at a price per share no less than 100% of the fair market value of the Common Stock on the date an option is granted with respect to incentive stock options only. The price would be no less than 110% of fair market value in the case of an incentive stock option granted to any individual who owns more than 10% of the total combined voting power of all classes of outstanding stock. The 1994 Plan provides for the granting of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options, which do not so qualify. At December 31, 2003, there were 18,750 options available for future grants under the 1994 Plan. Unless the Board of Directors terminates the 1994 Plan earlier, the 1994 Plan will terminate in April 2004.

On April 16, 2003, the Company's Board of Directors adopted and approved the 2003 Long Term Incentive Compensation Plan (the "2003 Plan"). On May 22, 2003, the Company's shareholders approved the 2003 Plan. The 2003 Plan was effective June 1, 2003 and permits the grant of options to purchase Common Stock and other market-based and performance-based awards. Up to 6,000,000 shares of Common Stock are available for awards under the 2003 Plan. The 2003 Plan provides for the granting of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options, which do not so qualify. The exercise price per share may be no less than (i) 100% of the fair market value of the Common Stock on the date an option is granted for incentive stock options and (ii) 85% of the fair market value of the Common Stock on the date an option is granted for nonqualified stock options. Unless this plan is extended, no awards shall be granted or exchanges effected under this plan after May 31, 2013. At December 31, 2003, there were 5,545,000 options available for future grants under the 2003 Plan.

Stock options that expire between May 26, 2004 and February 6, 2013 have been granted to officers and directors to purchase Common Stock at prices ranging from $1.67 to $23.75 per share. All options were granted at market prices at date of grant.

The following table contains information on stock options issued under the plans for the three-year period ended December 31, 2003:

	OPTION SHARES	AVERAGE EXERCISE PRICE
Outstanding at January 1, 2001	2,827,500	$4.01
Granted	1,070,392	6.00
Exercised	(948,500)	3.10
Canceled	(46,000)	2.39
Outstanding at December 31, 2001	2,903,392	5.08
Granted	1,035,500	15.85
Exercised	(867,334)	6.22
Canceled	(138,392)	5.00
Outstanding at December 31, 2002	2,933,166	8.55
Granted	1,057,500	17.58
Exercised	(587,666)	8.96
Canceled	(36,250)	9.42
Outstanding at December 31, 2003	3,366,750	12.18

In addition, common stock options in the amount of 647,500 were issued to the Company's Chairman outside of the 1994 Plan and the 2003 Plan. 600,000 shares were issued in 1996 and 47,500 shares were issued in 2003. These options were issued at prices ranging from $8.82 to $15.90 per share and are exercisable through February 6, 2013. During the year 2002, 600,000 of these options were exercised.

Exercisable at year-end:

	OPTION SHARES	WEIGHTED AVERAGE EXERCISE PRICE
2001	1,820,836	$5.73
2002	917,875	3.53
2003	1,054,125	7.61

The following table summarizes information about stock options outstanding at December 31, 2003:

	EXERCISE PRICE RANGE			TOTAL
	$1.67 TO $6.63	$7.19 TO $15.90	$15.98 TO $23.75	$1.67 TO $23.75
Outstanding options				
Number outstanding	1,141,000	1,412,250	861,000	3,414,250
Weighted average remaining contractual life (years)	4.34	6.01	6.18	5.50
Weighted average exercise price	$4.30	$14.51	$18.97	$12.22
Exercisable options				
Number outstanding	676,500	225,500	152,125	1,054,125
Weighted average exercise price	$3.78	$12.41	$17.53	$7.61

11. Segment Information

The Company reviews the results from operations, depreciation and amortization and total assets based on two segments: gaming and racing. The accounting policies for each segment are the same as those described in the "Summary of Significant Accounting Policies." The table below presents information about reported segments (in thousands):

	GAMING(1)	RACING	ELIMINATIONS	TOTAL
YEAR ENDED DECEMBER 31, 2001				
Revenue	$ 420,199	$ 98,713	$ (1,775)(2)	$ 517,137
Income from Operations	66,465	10,426		76,891
Depreciation and Amortization	28,072	4,021		32,093
Total Assets	1,092,400	90,014	(503,037)(3)	679,377
YEAR ENDED DECEMBER 31, 2002				
Revenue	$ 555,886	$101,854	$ (1,779)(2)	$ 655,961
Income from Operations	91,643	10,532		102,175
Depreciation and Amortization	33,012	3,444		36,456
Total Assets	1,198,009	98,358	(530,887)(3)	765,480
YEAR ENDED DECEMBER 31, 2003				
Revenue	$1,067,713	$ 96,894	$ (1,612)(2)	$1,162,995
Income from Operations	173,919	9,264		183,183
Depreciation and Amortization	64,041	3,446		67,487
Total Assets	2,716,800	98,109	(1,205,310)(3)	1,609,599

(1) Reflects results of the CRC acquisition since April 28, 2001, the Bullwhackers acquisition since the April 25, 2002 and the Hollywood Casino acquisition since March 3, 2003.

(2) Primarily reflects intercompany transactions related to import/export simulcasting.

(3) Primarily reflects elimination of intercompany investments, receivables and payable.

12. Summarized Quarterly Data (Unaudited)

Following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2003:

	FISCAL QUARTER			
	FIRST	SECOND	THIRD	FOURTH
(In thousands, except per share data)				
2002				
Total revenues	$153,489	$164,097	$174,404	$163,971
Income from operations	24,501	26,975	28,097	22,602
Net income	4,131	9,162	9,936	7,634
Basic earnings per share	.12	.24	.25	.21
Diluted earnings per share	.12	.23	.25	.19
2003				
Total revenues	$225,210	$324,968	$316,122	$296,695
Income from operations	38,803	52,843	49,635	41,902
Net income	13,187	15,475	13,618	9,191
Basic earnings per share	.34	.39	.35	.22
Diluted earnings per share	.33	.38	.34	.22

13. Related Party Transactions

Life Insurance Policies

The Company has paid premiums on life insurance policies (the "Policies") on behalf of certain irrevocable trusts (the "Trusts") created by the Company's Chief Executive Officer ("CEO"). The policies cover the CEO's life and that of his spouse. The Trusts are the owners and beneficiaries of the policies and are obligated to reimburse the Company for all premiums paid when the insurance matures or upon death. To secure the Company's interest in each of the Policies, the Trusts have executed a collateral assignment of each of the Policies to the Company. As of December 31, 2003, the Company has recorded receivables from such trusts in the amount of $1,670,000. The Company paid premiums of $238,000, $227,000, and $249,000 in 2001, 2002, and 2003, respectively.

Executive Office Lease

The Company currently leases executive office facilities from an affiliate of its Chief Executive Officer. Rent expense for the years ended December 31, 2001, 2002 and 2003 amounted to $105,000, $154,000, and $326,000. The Company added 6,653 square feet of office space this year and currently leases 19,045 square feet of office space in Wyomissing, Pennsylvania. The lease expires in June 2012 and provides for minimum annual future payments of $358,000.



14. Subsidiary Guarantors

Under the terms of the senior secured credit facility, all of the Company's domestic subsidiaries are guarantors under the agreement, except for Onward Development, LLC, an inactive subsidiary, Tennessee Downs, Inc., an inactive subsidiary, HWCC-Argentina, Inc., an inactive subsidiary, HWCC-Louisiana, Inc., HWCC-Shreveport, Inc. HCS I, Inc, HCS II Inc., HCS-Golf Course, LLC, Hollywood Casino Shreveport and Shreveport Capital Corporation and their respective subsidiaries, if any, (the "Subsidiary Non-Guarantors").

Summarized financial information as of and for the year ended December 31, 2003 for Penn, the Subsidiary Guarantors and Subsidiary Non-Guarantors is as follows:

	PENN	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	ELIMINATIONS	CONSOLIDATED
AS OF DECEMBER 31, 2003					
Condensed Consolidating Balance Sheet *(In thousands)*					
Current assets	$1,153,015	$ 124,220	$ 46,231	$(1,133,723)	$ 189,743
Net property and equipment, at cost	1,793	627,970	110,744	–	740,507
Other assets	70,634	679,152	1,150	(71,587)	679,349
Total	$1,225,442	$1,431,342	$158,125	$(1,205,310)	$1,609,599
Current liabilities	$55,944	$64,489	$162,708	$3,897	$ 287,038
Long-term liabilities	976,012	1,207,221	5,734	(1,176,284)	1,012,683
Shareholder's equity	193,486	159,632	(10,317)	(32,923)	309,878
Total	$1,225,442	$1,431,342	$158,125	$(1,205,310)	$1,609,599
YEAR ENDED DECEMBER 31, 2003					
Condensed Consolidating Statement of Income *(In thousands)*					
Total revenues	$ –	$1,036,955	$127,652	$ (1,612)	$1,162,995
Total operating expenses	21,749	835,847	123,829	(1,612)	979,813
Income (loss) from operations	(21,749)	201,108	3,823	–	183,182
Other income (expense)	61,722	(135,961)	(25,780)	–	(100,019)
Income (loss) before income taxes (benefit)	39,973	65,147	(21,957)	–	83,163
Taxes (benefit) on income (loss)	15,161	24,239	(7,708)	–	31,692
Net income (loss)	$ 24,812	$40,908	$(14,249)	$ –	$ 51,471
YEAR ENDED DECEMBER 31, 2003					
Condensed Consolidating Statement of Cash Flows *(In thousands)*					
Net cash provided by (used in) operating activities	$ (330,393)	$ 470,386	$ 14,949	$ –	$ 154,942
Net cash used in investing activities	(240,461)	(80,123)	(369)	–	(320,953)
Net cash provided by (used in) financing activities	578,727	(360,184)	(1,084)	–	217,459
Effect of exchange rate fluctuations on cash	–	507	(107)	–	400
Net increase in cash and cash equivalents	7,873	30,586	13,389	–	51,848
Cash and cash equivalents at beginning of year	3,339	38,430	13,352	–	55,121
Cash and cash equivalents at end of year	$ 11,212	$ 69,016	$ 26,741	$ –	$ 106,969

15. Subsequent Events

Bangor Historic Track

On January 6, 2004, the Company entered into an agreement with Shawn Scott and Capital Seven, LLC to purchase all of the shares of Bangor Historic Track, Inc. ("BHT"), the company that operates Bangor Raceway in Bangor, Maine. In conjunction with the purchase agreement, the Company also secured an option to purchase the interests in Vernon Downs, which does business as Mid-State Raceway, a harness racing facility in Vernon, New York, controlled by an affiliate of Capital Seven, LLC. Initially, the purchase agreement provided that the purchase price includes up front cash, progress and milestone payments and a final payment, subject to adjustment based on the final passage of gaming legislation. The agreement also provided that the closing was subject to a number of conditions and contingencies, including gaming and other approvals. The citizens of Bangor approved a local referendum authorizing the operation of slot machines at Bangor Raceway in June 2003. On January 15, 2004, the Maine Harness Racing Commission ("MHRC") issued an order providing that they would issue a conditional license to BHT if, among other things, the Company accelerated its purchase of BHT. To do so, the Company amended its purchase agreement to provide for an accelerated closing without the payment of any additional funds and to provide for the payment of the balance of the purchase price over time if, as and when the various conditions and contingencies specified for such additional payments were satisfied. In addition, the Company also provided for a put mechanism allowing it to dispose of its ownership interest under certain circumstances. Upon exercise of the put, the shares would be transferred to a trustee who has been instructed to resell the shares for the benefit of the seller. In such event, the seller will be entitled to keep any deposits paid or accrued through the date of the put. On February 12, 2004, after the completion of the due diligence process, the Company decided not to exercise our option to purchase the interest in Vernon Downs.

At this stage, no assurance can be given that the Company will be able to complete the transaction contemplated by the purchase agreement. In addition, both the regulatory and legislative environment are currently subject to significant uncertainty. While the voter initiated legislation authorizing the operation of slot machines at commercial tracks became effective in February 2004, the MHRC has not yet commenced the process of adopting rules and regulations necessary to allow for the issuance of gaming related licenses. In addition, the Maine legislature is currently considering various amendments to the existing legislation that may adversely impact the timing and ability of BHT to conduct gaming operations. Finally, although the MHRC issued an order on March 3, 2004 conditionally granting to BHT a license, subject to certain conditions, to conduct racing operations at Bangor Raceway in 2004, certain special interest groups have commenced litigation challenging the grant of the racing license to BHT. While the Company intends to defend BHT vigorously, such challenges, if successful, may adversely impact the timing and ability of BHT to conduct racing or gaming operations at Bangor Raceway.

Rosemont Proposal

On January 22, 2004, the Company submitted a bid to finance and construct a casino in the greater Chicago area. The Company was one of seven companies seeking to purchase the bankrupt Emerald Casino, Inc. and one of three companies proposing to construct a casino in Rosemont, Illinois. The Company was not among the three finalists selected by the Illinois Gaming Board.

Hollywood Casino Shreveport

On February 3, 2004, the Company's indirect subsidiary, HCS I, Inc., the managing general partner of Hollywood Casino Shreveport ("HCS"), announced that its Board of Directors (the "Board") has initiated a process that it hopes will result in the sale or other disposition of the riverboat casino/hotel complex of HCS located in Shreveport, Louisiana. The announcement followed action by the Board authorizing HCS's financial advisor, Libra Securities LLC, to begin contacting potential acquirers. The Board also authorized the creation of an independent committee to oversee the sale process, consisting of the director who is not employed directly by Penn. The Board created the independent committee in the event that Penn seeks to participate as a bidder in the sale process. The Board took action after consultation with an ad hoc committee of holders of the Hollywood Casino Shreveport Notes. Such notes are carried on the balance sheet at $119.3 million, reflecting the fair value of the assets acquired at the date of acquisition. Although no formal agreement has been reached with the ad hoc committee regarding the sale process, HCS anticipates that it will consult with the ad hoc committee throughout the process. There can be no assurance that the process will result in the sale or other disposition of the riverboat casino/hotel complex or that, if it does, the sale proceeds will be adequate to pay the Hollywood Casino Shreveport Notes in full. HCS currently anticipates that any transaction would be effected through a federal bankruptcy proceeding. The Board also determined not to authorize

Summary of Significant Accounting Policies

Business

Penn National Gaming, Inc. ("Penn") and subsidiaries (collectively, the "Company") is a diversified, multi-jurisdictional owner and operator of gaming and pari-mutuel properties. Penn is the successor to several businesses that have operated as Penn National Race Course since 1972. Penn was incorporated in Pennsylvania in 1982 as PNRC Corp. and adopted its current name in 1994. In 1997, the Company began its transition from a pari-mutuel company to a diversified gaming company with the acquisition of the Charles Town property and the introduction of video lottery terminals in West Virginia. From 2000 to 2002, the Company acquired five other gaming properties through its Mississippi (Casino Magic-Bay St. Louis and Boomtown Biloxi), CRC Holdings, Inc. (Casino Rouge and Casino Rama management contract), and Bullwhackers properties acquisitions. The transition continued with the acquisition of Hollywood Casino Corporation on March 3, 2003.

The consolidated financial statements include the accounts of Penn and its wholly-owned subsidiaries. The Company owns and operates, through its subsidiaries, eight gaming properties in Charles Town, West Virginia; Bay St. Louis, Biloxi and Tunica, Mississippi; Baton Rouge and Shreveport, Louisiana;

Report of Independent Certified Public Accountants

Board of Directors
Penn National Gaming, Inc. and subsidiaries
Wyomissing, Pennsylvania

We have audited the accompanying consolidated balance sheets of Penn National Gaming, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn National Gaming, Inc. and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Summary of Significant Accounting Policies in the consolidated financial statements, in January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

BDO Seidman, LLP

Philadelphia, Pennsylvania
January 30, 2004, except for Note 15, which is as of February 22, 2004

Officers & Directors

Peter M. Carlino
Chairman of the Board & Chief Executive Officer

Kevin DeSanctis
President & Chief Operating Officer

William J. Clifford
Sr. Vice President, Finance & Chief Financial Officer

Leonard M. DeAngelo
Executive Vice President, Operations

Robert S. Ippolito
Vice President, Secretary & Treasurer

Jordan B. Savitch, Esq.
Sr. Vice President & General Counsel

Steven T. Snyder
Sr. Vice President, Corporate Development

John Finamore
Sr. Vice President, Regional Operations

Harold Cramer, Esq.
Director, Retired Partner of
Schnader Harrison Segal & Lewis LLP

David A. Handler
Director, Senior Managing Director
Bear, Stearns & Co. Inc.

Robert P. Levy
Director, Chairman of the Board
DRT Industries

John M. Jacquemin
Director, President
Mooring Financial Corporation

Barbara Z. Shattuck
Director, Principal
Shattuck Hammond Partners, Inc.

BDO Seidman, LLP
Independent Certified Public Accountants
1700 Market Street, 29th Floor
Philadelphia, Pennsylvania 19103

Ballard Spahr Andrews & Ingersoll, LLP
Legal Counsel
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103

Transfer Agent & Registrar
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

Form 10-K
The annual report to the Securities and Exchange Commission may be obtained free of charge upon written request at its corporate offices.

Market Information
The Common Stock of the Company is listed on the NASDAQ National Market under the symbol PENN.

Company Website
www.pngaming.com